Exhibit 99.2

Notice to Reader

The annual financial statements of HEXO Corp. (“the Company”) for the years ended July 31, 2019 and 2018 are being amended and refiled to adjust for deferred income taxes and write-down of inventories for the year ended July 31, 2019 as further described in Note 34. Except as described in Note 34, there has been no other material changes to the financial statements as originally filed by the Company on October 28, 2019.

Amended and Restated Consolidated Financial Statements of HEXO Corp.

HEXO CORP

For the years ended July 31, 2019 and 2018

Independent Auditor’s Report

To the Shareholders of HEXO Corp.:

Opinion

We have audited the amended and restated consolidated financial statements of HEXO Corp. and its subsidiaries (the “Company”), which comprise the amended and restated consolidated statements of financial position as at July 31, 2019 and July 31, 2018, and the amended and restated consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes to the amended and restated consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying amended and restated consolidated financial statements present fairly, in all material respects, the amended and restated consolidated financial position of the Company as at July 31, 2019 and July 31, 2018, and its amended and restated consolidated financial performance and its amended and restated consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Amended and Restated Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the amended and restated consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter – Restated Comparative Information

We draw attention to Note 34 of the amended and restated consolidated financial statements, which describes that the consolidated financial statements that we originally reported on October 28, 2019 have been amended and restated and describes the matters that gave rise to the amendments of the amended and restated consolidated financial statements. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises:

•	Management’s Discussion and Analysis

•	The information, other than the amended and restated consolidated financial statements and our auditor’s report thereon, in the Annual Report

•	The information, other than the amended and restated consolidated financial statements and our auditor’s report thereon, in the Annual Report on Form 40-F.

Our opinion on the amended and restated consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the amended and restated consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the amended and restated consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis, the Annual Report, and the Annual Report on Form 40-F prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Amended and Restated Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the amended and restated consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of amended and restated consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the amended and restated consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Amended and Restated Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the amended and restated consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these amended and restated consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the amended and restated consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the amended and restated consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the amended and restated consolidated financial statements, including the disclosures, and whether the amended and restated consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the amended and restated consolidated financial statements. We are responsible for the direction, supervision and performance of the Company audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Ottawa, Ontario	Chartered Professional Accountants
December 31, 2019	Licensed Public Accountants

Table of Contents

Amended and Restated Consolidated Statements of Financial Position	1

Amended and Restated Consolidated Statements of Loss and Comprehensive Loss	2

Amended and Restated Consolidated Statements of Changes in Shareholders’ Equity	3

Amended and Restated Consolidated Statements of Cash Flows	4

Notes to the Amended and Restated Consolidated Financial Statements	5-43

Amended and Restated Consolidated Statements of Financial Position

(Audited, expressed in CAD $000’s)

As at	Note	July 31, 2019 (Restated – see note 34)	July 31, 2018
Assets
Current assets
Cash and cash equivalents	4	$113,568	$99,042
Restricted cash	5	22,350	—
Short-term investments	4	25,937	145,747
Trade receivables	17	19,693	644
Commodity taxes recoverable and other receivables	6	15,247	4,237
Convertible debenture receivable	15	13,354	10,000
Prepaid expenses		10,762	4,204
Inventory	7	83,854	10,415
Biological assets	8	7,371	2,332

		$312,136	$276,621

Property, plant and equipment	9	$258,793	$54,333
Intangible assets and other longer term assets	10	127,282	4,044
Investment in associate and joint ventures	19	52,849	—
License and prepaid royalty – HIP	27	1,409	—
Long term investments	20	14,277	—
Goodwill	11	111,877	—

		$878,623	$334,998

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$45,581	$8,995
Excise taxes payable		3,494	—
Warrant liability	12, 13	493	3,130
Term loan – current	16	3,117	—

		$52,685	$12,125

Term loan	16	30,257	—
Deferred rent liability		946	—
Deferred tax liability	29	6,023	—

		$89,911	$12,125

Shareholders’ equity
Share capital	13	$799,706	$347,233
Share-based payment reserve	13	40,315	6,139
Warrants	13	60,433	12,635
Deficit		(112,742)	(43,134)
Non-controlling interest	28	1,000	—

		$788,712	$322,873

		$878,623	$334,998

Commitments and contingencies (Note 23)

Subsequent events (Note 33)

Approved by the Board

/s/ Jason Ewart, Director	/s/ Michael Munzar, Director

The accompanying notes are an integral part of these consolidated financial statements.

Amended and Restated Consolidated Statements of Loss and Comprehensive Loss

(Audited, expressed in CAD $000’s except share amounts)

For the fiscal years ended	Note	July 31, 2019 (Restated – see note 34)	July 31, 2018
Gross revenue from sale of goods	31	$59,256	$4,934
Excise taxes		(11,914)	—

Net revenue from sale of goods		47,342	4,934
Ancillary revenue	25	199	—

Net revenue		47,541	4,934
Cost of goods sold	7, 18	26,197	2,093

Gross margin before fair value adjustments		21,344	2,841
Fair value loss adjustment on sale of inventory	7	16,357	2,289
Fair value gain adjustment on biological assets	8	(38,856)	(7,340)
Adjustment to net realizable value of inventory	7	—	1,491
Impairment loss on inventory	7	19,335	—

Gross margin		$24,508	$6,400

Operating Expenses
General and administrative		45,947	9,374
Marketing and promotion		31,191	8,335
Stock-based compensation	13, 18	28,008	4,997
Research and development		2,822	—
Depreciation of property, plant and equipment	9	1,747	896
Amortization of intangible assets	10	1,767	765

	18	$111,482	$24,367

Loss from operations		(86,974)	(17,966)
Revaluation of financial instruments loss	12	(3,730)	(5,091)
Share of loss from investment in associate and joint ventures	19	(2,964)	—
Loss on investment	30	—	(650)
Unrealized gain on convertible debenture receivable	15	1,737	—
Unrealized loss on investments	20	(315)	—
Realized loss on investments	20	(215)	—
Foreign exchange loss		(78)	(229)
Interest and financing expenses		(469)	(1,529)
Interest income	4	5,187	2,115

Net loss and comprehensive loss attributable to shareholders before tax recovery		$(87,821)	$(23,350)

Income tax recovery	29	18,213	—

Total net loss		$(69,608)	$(23,350)

Total net loss per share, basic and diluted		$(0.33)	$(0.17)

Weighted average number of outstanding shares
Basic and diluted	13	212,740,552	134,171,509

The accompanying notes are an integral part of these consolidated financial statements.

Amended and Restated Consolidated Statements of Changes in Shareholders’ Equity

(Audited, expressed in CAD $000’s except share amounts)

For the fiscal year ended	Note	Number common shares	Share capital	Share-based payment reserve	Warrants	Contributed surplus	Non- controlling Interest	Deficit	Shareholders’ equity
Balance, August 1, 2018		193,629,116	$347,233	$6,139	$12,635	$—	$—	$(43,134)	$322,873
Share issuance — January offering	13	8,855,000	57,558	—	—	—	—	—	57,558
Share issuance — Newstrike acquisition	11	35,394,041	322,439	—	—	—	—	—	322,439
Issuance fees	13	—	(3,827)	—	—	—	—	—	(3,827)
Replacement stock options	11	—	—	7,134	—	—	—	—	7,134
Replacement warrants	11	—	—	—	12,229	—	—	—	12,229
Issuance of warrants	19	—	—	—	42,386	—	—	—	42,386
Exercise of stock options	13	3,567,867	7,044	(2,751)	—	—	—	—	4,293
Exercise of warrants	12, 13	13,619,202	61,350	—	(5,204)	—	—	—	56,146
Exercise of Broker/Finder warrants	13	1,916,527	7,909	—	(1,613)	—	—	—	6,296
Stock-based compensation	13,18	—	—	29,793	—	—	—	—	29,793
Non-controlling interest	28	—	—	—	—	—	1,000	—	1,000
Total net loss (Restated)	34	—	—	—	—	—	—	(69,608)	(69,608)

Balance at July 31, 2019 (Restated)		256,981,753	$799,706	$40,315	$60,433	$—	$1,000	$(112,742)	$788,712

Balance, August 1, 2017		76,192,990	$45,159	$1,562	$3,728	$1,775		$(19,785)	$32,439
Issuance of 7% unsecured convertible debentures	12	—	—	—	3,530	7,283		—	10,813
Issuance of units	13	37,375,000	139,029	—	10,471	—		—	149,500
Issuance costs	12	—	(5,870)	—	(768)	(506)		—	(7,144)
Issuance of Broker/Finder warrants	13	—	(1,472)	—	2,352	—		—	880
Conversion of 8% unsecured convertible debentures	12	15,853,887	23,462	—	—	(1,743)		—	21,719
Conversion of 7% unsecured convertible debentures	12	31,384,081	61,555	—	—	(6,809)		—	54,746
Exercise of stock options	13	907,273	1,009	(419)	—	—		—	590
Exercise of warrants	12, 13	27,897,087	75,254	—	(5,029)	—		—	70,225
Exercise of Broker/Finder warrants	13	4,018,798	9,106	—	(1,647)	—		—	7,458
Stock-based compensation	13	—	—	4,997	—	—		—	4,997
Net loss		—	—	—	—	—		(23,350)	(23,350)

Balance at July 31, 2018		193,629,116	$347,233	$6,139	$12,635	$—		$(43,134)	$322,873

The accompanying notes are an integral part of these consolidated financial statements.

Amended and Restated Consolidated Statements of Cash Flows

(Audited, expressed in CAD $000’s)

		July 31, 2019
For the fiscal years ended	Note	(Restated – see note 34)	July 31, 2018
Operating activities
Total net loss		$(69,608)	$(23,350)
Items not affecting cash
Income tax recovery	29, 34	(18,213)	—
Depreciation of property, plant and equipment	9	1,747	896
Amortization of intangible assets	10	1,767	765
Unrealized revaluation gain on convertible debenture	15	(1,737)	—
Unrealized revaluation gain on biological assets	8	(38,856)	(7,340)
Unrealized fair value adjustment on investments	20	315	—
Amortization of deferred financing costs	16	596	—
Accrued interest income	15	(397)	—
License depreciation and prepaid royalty expenses – HIP	27	117	—
Impairment loss on inventory	7	19,335	—
Share of loss on investment in joint venture	19	2,964	—
Non-cash interest expense	11	—	312
Fair value adjustment on inventory sold	7	16,357	2,289
Stock-based compensation	13,18	28,008	4,997
Stock-based compensation expensed through cost of sales	7	936	—
Accretion of convertible debt	12	—	1,368
Revaluation of financial instruments loss	12	3,730	5,091
Changes in non-cash operating working capital items
Trade receivables	17	(17,845)	(292)
Commodity taxes recoverable		(6,425)	(3,742)
Prepaid expenses		(4,927)	(4,003)
Inventory	7	(90,748)	(2,503)
Biological assets	8	37,108	—
Accounts payable and accrued liabilities		6,630	3,399
Interest payable	12	—	(72)
Excise taxes payable		3,494	—
Deferred rent liability		946	—

Cash and cash equivalents used in operating activities		(124,706)	(22,185)

Financing activities
Share issuance – January offering	13	57,558	—
Issuance fees	13	(3,827)	(10,306)
Issuance of units	12	—	149,500
Issuance of secured convertible debentures	12	—	69,000
Exercise of stock options	13	4,293	590
Exercise of warrants	13	56,075	74,366
Proceeds from term loan, net of financing costs	16	32,778	—

Cash provided by financing activities		146,877	283,150

Investing activities
Disposal/(Acquisition) of short-term investments	4	119,810	(142,874)
Restricted cash	5	(22,350)	—
Acquisition of property, plant and equipment	9	(138,034)	(45,722)
Purchase of intangible assets	10	(3,010)	(1,780)
Investment in associate and joint ventures	19	(13,427)	—
Net cash acquired on business acquisition	11	49,366	—
Acquired convertible debenture	15	—	(10,000)

Cash used in investing activities		(7,645)	(200,376)

Increase in cash and cash equivalents		14,526	60,589
Cash and cash equivalents, beginning of year		99,042	38,453

Cash and cash equivalents, end of year		$113,568	$99,042

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Amended and Restated Consolidated Financial Statements

For the fiscal years ended July 31, 2019 and 2018

(Audited, expressed in CAD and in $000’s except share amounts or where otherwise stated)

1. Description of Business

HEXO Corp. (formerly The Hydropothecary Corporation) (the “Company”), is a publicly traded corporation, incorporated in Canada. HEXO is a producer of cannabis and its sites are licensed by Health Canada for production and sale. Its head office is located at 240-490 Boulevard Saint-Joseph, Gatineau, Quebec, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), both under the trading symbol “HEXO”.

Shareholder approval of the Company’s name change to HEXO Corp. formerly The Hydropothecary Corporation occurred August 28, 2018.

2. Basis of Presentation

Statement of Compliance

The consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors on October 23, 2019.

Basis of Measurement and Consolidation

The consolidated financial statements have been prepared on an historical cost basis except for cash and cash equivalents, restricted cash, short term investments, biological assets, convertible debentures receivable, long term investments, and the warrant liability, which are measured at fair value on a recurring basis and include the accounts of the Company and entities controlled by the Company and its subsidiaries.

Historical cost is the fair value of the consideration given in exchange for goods and services based upon the fair value at the time of the transaction of the consideration provided.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, Share-based payment and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2, Inventories.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1—inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2—inputs are inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3—inputs are unobservable inputs for the asset or liability.

(a) INVESTMENT IN ASSOCIATES AND JOINT VENTURES

When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgments about the degree of influence that it exerts directly or through an arrangement over the investees’ relevant activities.

Judgment was used to determine whether the joint venture arrangements described in Note 19 should be accounted for as a joint operation or a joint venture. Given the Company has rights to the net assets of the separate legal entities, the Company has concluded they will be accounted for as joint ventures. The Company will recognize the initial investment at cost and the carrying amount is increased or decreased to recognize the Company’s share of the profit or loss of the venture after the date of acquisition.

(b) FUNCTIONAL AND PRESENTATION CURRENCY

These consolidated financial statements are presented in Canadian dollars, the functional currency of the Company and its subsidiaries.

(c) BASIS OF CONSOLIDATION

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

MAJOR SUBSIDIARIES	JURISDICTION	INTEREST HELD
HEXO Operations Inc.[1]	Ontario, Canada	100%
Newstrike Brands Ltd.[2]	Ontario, Canada	100%
HEXO USA Inc.	Deleware, USA	100%
Keystone Isolation Technologies Inc. (“KIT’’)	Ontario, Canada	60%

[1]	Holds 100% interest in 8980268 Canada Inc., a company for which it holds a right to acquire the outstanding shares at any time for a nominal amount.
[2]	Holds one wholly-owned subsidiary 1977121 Ontario Inc., which wholly-owns the subsidiary Up Cannabis Inc. and holds a 60% interest in the joint venture Neal Up Brands Inc.

3. Significant Accounting Policies, Accounting Standards and Interpretations

FOREIGN CURRENCY TRANSLATION

Foreign currency transactions are translated into Canadian dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the consolidated statement of financial position date are translated to Canadian dollars at the foreign exchange rate applicable at that date. Realized and unrealized exchange gains and losses are recognized through profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of cash and highly liquid investments that are readily convertibles into known amounts of cash with original maturities of three months or less.

SHORT TERM INVESTMENTS

Short term investments are comprised of liquid investments with maturities between 3 and 12 months. Short term investments are recognized initially at fair value and subsequently adjusted to fair value through profit or loss.

BIOLOGICAL ASSETS

The Company measures biological assets consisting of cannabis plants using the income approach at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labour related costs, grow consumables, materials, utilities, facilities costs, depreciation, overhead, stock-based compensation of applicable employees, quality and testing costs. The identified capitalized direct and indirect costs of biological assets are subsequently recorded within the line item ‘costs of goods sold’ on the statement of loss and comprehensive loss in the period that the related product is sold. Seeds are measured at fair value. Unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations and presented on a separate line of statement of comprehensive loss of the related period.

INVENTORY

Inventory is valued at the lower of cost and net realizable value. Cost is determined using the weighted average method. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost of the inventory. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. Subsequent costs include materials, overhead, amortization, stock-based compensation of applicable employees and labour involved in packaging and quality assurance. The identified capitalized direct and indirect costs related to inventory are subsequently recorded within ‘cost of goods sold’ on the statement of loss and comprehensive loss at the time the product is sold, with the exclusion of realized fair value amounts included in inventory sold which are recorded as a separate line within gross margin. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Packaging and supplies are initially valued at cost and subsequently at the lower of cost and net realizable value.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is measured at cost less accumulated amortization and impairment losses. Amortization is provided using the following terms and method:

Land	Not amortized	No term
Buildings	Straight line	5 to 20 years
Leasehold improvements	Straight line	lease term
Furniture and equipment	Straight line	5 years
Cultivation and production equipment	Straight line	5 to 20 years
Vehicles	Straight line	5 years
Computers	Straight line	3 years
Construction in progress	Not amortized	No term

An asset’s residual value, useful life and amortization method are reviewed at each financial year and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

Construction in progress is transferred to property, plant and equipment when the assets are available for use and amortization of the assets commences at that point.

FINITE LIFE INTANGIBLE ASSETS

Finite life intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the following terms:

Domain names	Straight line	10 years
Health Canada licenses	Straight line	20 years
Software	Straight line	3 to 5 years
Patents	Straight line	20 years

The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

INDEFINITE INTANGIBLE ASSETS

Indefinite intangible assets are deemed to have no foreseeable limit over which the asset is expected to generate net cash inflows. Following initial recognition, intangible assets with indefinite useful lives are carried at cost less any accumulated impairment losses and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The Company intends to utilize the brand indefinitely.

Brand	Not amortized	Indefinite

INVESTMENT IN ASSOCIATE

Associates are entities over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence represents the power to participate in the financial and operating policy decisions of the investee but does not represent the right to exercise control or joint control over those policies.

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic, financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost inclusive of transaction costs.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, including property, plant and equipment, goodwill and intangible assets are reviewed for impairment at the end of each financial reporting period or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or “CGU”). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs of disposal, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

The Company assesses impairment of property, plant and equipment when an impairment indicator arises. When the asset does not generate cash inflows that are largely independent of those from other assets or group of assets, the asset is tested at the CGU level. In assessing an impairment, the Company compares the carrying amount of the asset or CGU to the recoverable amount, which is determined as the higher of the asset or CGU’s fair value less costs of disposal and its value-in-use. Value-in-use is assessed based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects applicable market and economic conditions, the time value of money and the risks specific to the asset.

Goodwill and indefinite life intangible assets are tested annually and the end of the fiscal year for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is allocated to CGUs or groups of CGU’s for impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. Operating segments are components of the Company that engage in business activities which generate revenues and incur expenses. Goodwill is allocated to those CGUs or groups of CGUs expected to benefit from the business combination from which the goodwill arose, which requires the use of judgment. The Company has determined that goodwill and indefinite life intangibles are tested at the adult-use cannabis level representing the primary operations of the Company as described in note 1.

An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount. The recoverable amounts of the CGU’s assets have been determined based on its fair value less costs of disposal. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior period. Impairment losses on goodwill are not subsequently reversed.

Impairment losses are recognized whenever the carrying amount of the asset or CGU exceeds its recoverable amount and is recorded in the consolidated statements of comprehensive (loss) income.

The Company estimated the recoverable amounts of goodwill and indefinite life intangible assets by estimating the higher of their fair value less costs of disposal and value in use, which are level 3 measurements within the fair value hierarchy. The key assumption that drove management’s determination of the recoverable amounts of the CGU’s were capacity multiples of comparable industry peers.

GOODWILL

Goodwill represents the excess of the purchase price paid for the acquisition of the Company’s subsidiary Newstrike over the fair value of the net tangible and intangible assets acquired. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit.

LEASED ASSETS

Leases are classified as an operating lease whenever the terms of the lease do not transfer substantially all of the risks and rewards of ownership to the lessee. Lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which the economic benefits are consumed.

BUSINESS ACQUISITION

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Goodwill represents the difference between total consideration paid and the fair value of the net-identifiable assets acquired. Acquisition costs incurred are expensed to profit or loss. Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 Financial Instruments with the corresponding gain or loss recognized in profit or loss.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

REVENUE RECOGNITION

The Company has effectively applied the new IFRS 15 standard to the current fiscal year and retrospectively, see ‘New IFRS Effective August 1, 2018.’

COST OF GOODS SOLD

Cost of goods sold includes cost of inventory expensed, packaging costs, shipping costs and related labour.

RESEARCH AND DEVELOPMENT

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized in profit and loss as incurred.

INCOME TAXES

The Company uses the liability method to account for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities for accounting purposes, and the irrespective tax bases. Deferred income tax assets and liabilities are measured using tax rates that have been enacted or substantively enacted applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in statutory tax rates is recognized in profit or loss in the year of change. Deferred income tax assets are recorded when their recoverability is considered probable and are reviewed at the end of each reporting period.

SHARE-BASED COMPENSATION

The Company has an employee stock option plan. The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Forfeitures are adjusted for on an actual basis. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expense reflects the revised estimate. For stock options granted to non-employees the compensation expense is measured at the fair value of goods and services received except where the fair value cannot be estimated in which case it is measured at the fair value of the equity instruments granted. Consideration paid by employees or non-employees on the exercise of stock options is recorded as share capital and the related share-based compensation is transferred from share-based payment reserve to share capital.

NON-CONTROLLING INTEREST

Non-controlling interest (“NCI”) is recognized at the NCI’s proportionate share of the net assets.

LOSS PER SHARE

Loss per common share represents loss for the period attributable to common shareholders divided by the weighted average number of common shares outstanding during the year. Diluted loss per common share is calculated by dividing the applicable loss for the year by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year. The calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

BORROWING COSTS

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit or loss in the period which they are incurred.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provision of the respective instrument.

Fair value estimates are made at the consolidated statement of financial position date based upon the relevant market conditions and information about the financial instrument. The Company has made the following classifications:

IFRS 9 Classification
Financial assets
Cash and cash equivalents	FVTPL
Restricted cash	FVTPL
Short-term investments	FVTPL
Trade receivables	Amortized cost
Convertible debenture receivable	FVTPL
Long term investment	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	Amortized cost
Warrant liability	FVTPL
Deferred rent liability	Amortized cost
Term loan	Amortized cost

Fair Value Through Profit or Loss (“FVTPL”) Financial Assets

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not solely payments of principal and interest (“SPPI”) or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

Amortized Cost Financial Assets

Financial assets at amortized cost are non-derivative financial assets which are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. A financial asset is initially measured at fair value, including transaction costs and subsequently at amortized cost.

Impairment of Financial Assets

Financial assets, other than those classified at fair value through profit and loss, are assessed for indicators of impairment at the end of the reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

Financial Liabilities and Other Financial Liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities at FVTPL are stated at fair value, with changes being recognized through the consolidated statements of income. Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method.

Embedded Derivatives

Derivatives are initially measured at fair value in conjunction with the host contract; no bifurcation is performed, and any directly attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, the entire instrument, including the embedded derivative is measured at fair value and changes therein are recognised in profit or loss. The Company has a convertible loan receivable whereby the balance can be converted into equity. See Note 15 for transaction and valuation details.

Compound Instruments

The component parts of compound instruments (convertible debentures) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest rate method until extinguished upon conversion or at the instrument’s maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible debentures are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the term of the convertible debentures using the effective interest method.

For compound instruments with non-equity derivatives, the fair value of the embedded derivative is determined first based on the contractual terms, and the initial carrying amount of the host instrument is the residual amount after separating the embedded derivative.

Transaction Costs

Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Valuation of Biological Assets and Inventory

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis, harvesting costs, selling costs, sales price and expected yields for the cannabis plant. In calculating final inventory values, management is required to determine an estimate of spoiled or expired inventory and compares the inventory cost versus net realizable value.

Estimated Useful Lives, Amortization and Impairment of Property, Plant and Equipment and Intangible Assets

Amortization of property, plant and equipment and intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets. The impairment is amount by which the carrying amount of the asset or CGU exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and its value in use. Management exercises judgement in the determination of the Company’s CGUs.

Share-Based Compensation

In calculating the share-based compensation expense, key estimates such as the value of the common share, the rate of forfeiture of options granted, the expected life of the option, the volatility of the Company’s stock price and the risk-free interest rate are used.

Warrants

In calculating the value of the warrants, key estimates such as the value of the common share, the expected life of the warrant, the volatility of the Company’s stock price and the risk free interest rate are used.

All broker/compensation warrants were measured at the fair value of the equity instruments granted, as the fair value of the related services cannot be reliably measured.

Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive as a result of a previous event, if it is probable that the Company will be required to settle the obligation and a reliable estimate can be made of the obligation. The amount recognized is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligations. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate of the expected future cash flows.

Allocation of Purchase Price

In determining the allocation of the purchase price, estimates are used based on market research and appraisal values.

Joint Ventures and Investments in Associates

Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Investments in associates are arrangements whereby the Company exercises significant influence. Judgement is required in the assessment of these arrangements and has been determined as follows:

Entity	Assessment	Classification
(as defined in Note 19)

Truss	Management has determined joint control is not present due to the inability to direct the day to day operations of the entity.	Investment in associate

Belleville Complex Inc.	Management has determined joint control is present based upon the board composition, decision making and the ability to direct the day to day operations of the entity.	Joint venture

HEXO MED	Management has determined joint control is present based upon the board composition, decision making and the ability to direct the day to day operations of the entity.	Joint venture

Business Acquisitions

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates relate to private investments and intangible assets acquired. Management exercises judgment in estimating the probability and timing of when cash flows are expected to be achieved, which is used as the basis for estimating fair value.

Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Acquisitions that do not meet the definition of a business combination are accounted for as asset acquisitions. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

Estimation on Revenue Recognition

The Company’s revenue streams include variable consideration as a result of return provisions and price concessions which require estimation based on historical results and forward looking expectations.

Expected Credit Losses (“ECL”) on Trade Accounts Receivable

The Company applies the simplified approach, as defined in IFRS, to measure expected credit losses, which requires the use of the lifetime expected credit loss provision for all trade receivables. To measure lifetime expected credit losses, trade receivables are first classified into groups with shared credit characteristics and the age of days past due, followed by an assessment of the Company’s historical experience of bad debts including the customers’ ability to pay and the impact of any relevant economic conditions which are expected during the life of the balance. The loss allowance is determined according to a provision matrix incorporating historical experiences adjusted for current and future conditions expected for the life of the balance.

Convertible debentures

The fair value of the convertible debentures is determined using the public market price. As the convertible debentures are classified as FVTPL, the subsequent interest as well as change in the fair value will flow through the consolidated statements of comprehensive income.

Deferred taxes

Significant estimates are required in determining the Company’s income tax provision. Some estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favorable or unfavorable effects on the Company’s future effective tax rate. These include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, results of tax audits by tax authorities, changes in estimates of prior years’ items and changes in overall levels of pre-tax earnings.

Going Concern

Management has applied significant judgment in the assessment of the Company’s ability to continue as a going concern when preparing its consolidated financial statements for the years ended July 31, 2019 and 2018. Management prepares the consolidated financial statements on a going concern basis unless management either intends to liquidate the entity or to cease trading or has no realistic alternative but to do so. The Company has considered the private placement subsequent to July 31, 2019 as disclosed in Note 33 in making this assessment.

New IFRS Effective August 1, 2018

IFRS 15, REVENUE FROM CONTRACTS WITH CUSTOMERS

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing.

The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative period or transitional adjustments required as a result of the adoption. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

1.	Identifying the contract with a customer;

2.	Identifying the performance obligation(s) in the contract;

3.	Determining the transaction price;

4.	Allocating the transaction price to the performance obligation(s) in the contract; and

5.	Recognizing revenue when or as the Company satisfies the performance obligation(s).

Revenue from the direct sale of cannabis to customers for a fixed price is recognized when the Company transfers the control of the good(s) to the customer upon delivery and acceptance by the customer, the timing of which is consistent with the Company’s previous revenue recognition policy under IAS 18. The Company recognizes revenue in an amount that reflects the consideration which the Company expects to receive taking into account the impact which may arise from any rights of return on sales, price concessions or similar obligations. Net revenue is presented net of taxes, estimated returns, allowances and discounts.

Effective October 17, 20

Canada Revenue Agency (“CRA”) began levying an excise taxes on the sale of medical and adult-us cannabis products. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise taxes payable is the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) an advalorem duty that is imposed when a cannabis product is delivered to the customer.

Effective May 1, 2019, excise tax calculated on edible cannabis products, cannabis extracts and cannabis topicals will prospectively be calculated as a flat rate based on the quantity of total tetrahydrocannabinol (THC) contained in the final product. There were no changes in the legislation in calculating excise taxes for fresh cannabis, dried cannabis, seeds and plants. Net revenue from sale of goods, as presented on the consolidated statements of comprehensive (loss) income, represents revenue from the sale of goods less applicable excise taxes. Given that the excise tax payable/paid to CRA cannot be reclaimed and is not always billed to customers, the Company recognizes that the excise tax is an operating cost that affects gross margin to the extent that it is not recovered from its customers.

IFRS 9, FINANCIAL INSTRUMENTS

The Company adopted IFRS 9 retroactively and determined that there is no change to the comparative period or transitional adjustments required as a result of the adoption.

IFRS 9 was issued by the International Accounting Standards Board (“IASB”) in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets under IFRS 9 are initially measured at fair value and are subsequently measured at either amortized cost; fair value through other comprehensive income (“FVTOCI”) or; fair value through profit or loss (“FVTPL”).

Amortized Cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

FVTOCI

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

FVTPL

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

The following table summarizes the Company’s financial instruments under IAS 39 and IFRS 9:

	IAS 39 Classification	IFRS 9 Classification
Financial assets
Cash and cash equivalents	FVTPL	FVTPL
Restricted cash	FVTPL	FVTPL
Short-term investments	FVTPL	FVTPL
Trade receivables	Loans and receivables	Amortized cost
Convertible debenture receivable	FVTPL	FVTPL
Long term investment	N/A	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Warrant liability	FVTPL	FVTPL
Deferred rent liability	N/A	Amortized cost
Term loan	N/A	Amortized cost

The adoption of IFRS 9 did not have a quantitative impact and did not have a material impact to the Company’s classification and measurement of financial assets and liabilities.

IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For trade receivables, the Company has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statements of loss and comprehensive loss. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Trade receivables are reviewed qualitatively on a case-by-case basis to determine whether they need to be written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets at amortized cost.

Classification and Measurement of Financial Liabilities

Accounting for financial liabilities remains largely the same under IFRS 9 and subsequently the Company’s liabilities were not significantly impacted by the adoption.

Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Company designates a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVTPL, which are carried subsequently at fair value with gains or losses recognised in profit or loss (other than derivative financial instruments that are designated and effective as hedging instruments).

New and Revised IFRS in Issue but Not Yet Effective

IFRS 16, LEASES

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term greater than twelve months, unless the underlying asset’s value is insignificant. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Lessors will continue to classify leases as operating or finance, with lessor accounting remaining substantially unchanged from the preceding guidance under IAS 17, Leases.

The Company is currently executing its implementation plan and has completed the initial scoping phase to identify material lease contracts. The analysis of such contracts to quantify the transitional impact is ongoing. The most significant impact of IFRS 16 will be our initial recognition of the present value of future lease payments as right-of-use assets under property, plant and equipment and the corresponding recognition of a lease liability on the consolidated statement of financial position. All material, long-term property leases, which are currently treated as operating leases, are expected to be impacted by the new standard which will result in lower rent expense, higher depreciation expense and higher finance costs related to accretion and interest expense of the lease liability.

IFRS 16 will also impact the presentation of the consolidated statement of cash flows by decreasing operating cash flows and increasing financing cash flows. The standard will be effective for the Company for the fiscal year commencing August 1, 2019. The Company will be adopting the standard using the modified approach by recognizing the cumulative impact of initial adoption in opening retained earnings (i.e. the difference between the right-of-use asset and the lease liability). The Company will measure the right-of-use asset at an amount equal to the lease liability on the commencement date, apply a single discount rate to leases with similar remaining lease terms for similar classes of underlying assets and will not separate non-lease components from lease components for certain classes of underlying assets. Consistent with the guidance, the Company will not apply this standard to short-term leases and leases for which the underlying asset is of low value.

4. Cash, Cash Equivalents and Short-Term Investments

Cash and cash equivalents are highly liquid investments with a maturity of 3 months or less. Short term investments are comprised of liquid investments with maturities of less than 12 months. Short term investments are recognized initially at fair value and subsequently adjusted to fair value through profit or loss.

	Interest rate	July 31, 2019 Total	July 31, 2018 Total
Operating cash	—	$5,993	$66,438
High interest savings accounts	1.45%–2.10%	107,575	32,604

Total cash and cash equivalents		$113,568	$99,042

Term deposits & GIC	2.85%–4.25% maturity of 3 to 12 months	$25,937	$145,747

Total short-term investments		$25,937	$145,747

Interest income earned in the period amounted to $5,187 (July 31, 2018 - $2,115).

5. Restricted Cash

As at July 31, 2019, the Company had $22,350 of restricted funds. Of this, $3,433 is currently in escrow to facilitate the purchase of supply agreements with vendors. The amount of $433 shall be drawn down on a pro-rata basis based upon the delivery of goods to the Company. The remaining balance of $3,000 may be contributed to or drawn upon, in order to retain 15% of the future expected purchases.

A balance of $3,141 has been restricted to secure the implementation of greenhouse infrastructure with a vendor (Note 23). Additionally, the Company had a capital contribution of $4,076 held in trust as at July 31, 2019.

The remaining balance of $9,200 has been restricted due to a minimum balance to be held in a debt service reserve account as required under the Company’s term loan agreement (Note 23). A balance of $2,500 is held in trust related the Company’s joint venture Neal Brothers Inc (Note 28).

6. Commodity Taxes Recoverable and Other Receivables

	July 31, 2019	July 31, 2018
Commodity taxes recoverable	$14,415	$4,237
Accrued interest income	570	—
Other receivables (Note 20)	262	—

	$15,247	$4,237

7. Inventory (Restated – see note 34)

	July 31, 2019
	Capitalized	Biological asset fair
	cost	value adjustment	Total
Dried cannabis	$28,996	$19,349	$48,345
Oils	17,377	5,366	22,743
Hemp derived distillate	1,523	—	1,523
Purchased dried cannabis	8,087	—	8,087
Packaging and supplies	3,156	—	3,156

	$59,139	$24,715	$83,854

The inventory expensed to cost of goods sold in the year ended July 31, 2019, was $18,565 (July 31, 2018 – $965). Total stock-based compensation expensed to costs of sales in the period as $936. The fair value adjustment on the sale of inventory during the period was $16,357 (July 31, 2018 – $2,289). The Company recorded an impairment loss on inventory of $19,335, realized on cannabis trim and milled inventory in which the cost exceeds its net realizable value.

During the year ended July 31, 2018, the Company recorded an adjustment to the net realizable value of inventories of $1,491. This was due to the decrease in the estimated market selling price input of the inventory valuation which was caused by the onset of the adult-use market and is reflective of competitive market prices.

	July 31, 2018
	Capitalized	Biological asset fair
	Cost	value adjustment	Total
Dried cannabis	$2,115	$4,440	$6,555
Oils	2,281	882	3,163
Packaging and supplies	697	—	697

	$5,093	$5,322	$10,415

8. Biological Assets

The Company’s biological assets consist of cannabis plants from seeds all the way through to mature plants. The changes in the carrying value of biological assets are as follows:

	July 31, 2019	July 31, 2018
Carrying amount, beginning of period	$2,332	$1,504
Acquired through acquisition[1]	3,291	—
Production costs capitalized	19,215	993
Net increase in fair value due to biological transformation less cost to sell	38,856	7,340
Transferred to inventory upon harvest	(56,323)	(7,505)

Carrying amount, end of period	$7,371	$2,332

[1]	Acquired through the Newstrike acquisition on May 24, 2019 (see Note 11)

As at July 31, 2019, the fair value of biological assets included $2 in seeds and $7,369 in cannabis plants ($6 in seeds and $2,326 in cannabis plants as at July 31, 2018). The significant estimates used in determining the fair value of cannabis plants are as follows:

•	yield by plant;

•

stage of growth estimated as the percentage of costs incurred as a percentage of total cost as applied to the estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets, which have not yet been harvested;

•	percentage of costs incurred for each stage of plant growth.

•	fair value selling price per gram less cost to complete and cost to sell.

•	destruction/wastage of plants during the harvesting and processing process.

All biological assets are classified as current assets in the statement of financial position and are considered Level 3 fair value estimates. As at July 31, 2019, it is expected that the Company’s biological assets will yield approximately 17,571 kilograms of cannabis (July 31, 2018 – 4,374 kilograms of cannabis). The Company’s estimates are, by their nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the fair values of biological assets.

The valuation of biological assets is based on an income approach in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in process biological assets, the fair value at point of harvest is adjusted based on the stage of growth at period end. Stage of growth is determined by reference to the cost incurred as a percentage of total cost as applied to estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets, which have not yet been harvested.

Management’s identified significant unobservable inputs, their range of values and sensitivity analysis are presented in the tables below.

The following table summarizes the unobservable inputs for the period ended July 31, 2019:

Unobservable inputs	Input values	Sensitivity analysis
Average selling price Obtained through actual retail prices on a per strain basis.	$4.23 – $5.01 per dried gram.	An increase or decrease of 5% applied to the average selling price would result in a change of approximately $480 to the valuation.

Yield per plant Obtained through historical harvest cycle results on a per strain basis.	15 – 123 grams per plant.	An increase or decrease of 5% applied to the average yield per plant would result in a change up to approximately $344 in valuation.

Stage of growth Obtained through the estimates of stage of completion within the harvest cycle.	Average of 29% completion.	An increase or decrease of 5% applied to the average stage of growth per plant would result in a change of approximately $1,148 in valuation.

Wastage Obtained through the estimates of wastage within the cultivation and production cycle.	0%–30% dependent upon the stage within the harvest cycle.	An increase or decrease of 5% applied to the wastage expectation would result in a change of approximately $302 in valuation.

The following table summarizes the unobservable inputs for the period ended July 31, 2018:

Unobservable inputs	Input values	Sensitivity analysis
Average selling price Obtained through actual retail prices on a per strain basis.	$4.66 per dried gram.	An increase or decrease of 5% applied to the average selling price would result in a change of approximately $329 to the valuation.

Yield per plant Obtained through historical harvest cycle results on a per strain basis.	50–235 grams per plant.	An increase of decrease of 5% applied to the average yield per plant would not result in a material change in valuation.

Stage of growth Obtained through the estimates of stage of completion within the harvest cycle.	Average of 32% completion.	An increase or decrease of 5% applied to the average stage of growth per plant would result in a change of approximately $320 in valuation.

Wastage Obtained through the estimates of wastage within the cultivation and production cycle.	0%–30% dependent upon the stage within the harvest cycle.	An increase of decrease of 5% applied to the average yield per plant would not result in a material change in valuation.

9. Property, Plant and Equipment

Cost	Balance at July 31, 2018	Additions from business acquisitions	Additions	Adjustments	Balance at July 31, 2019
Land	$1,038	$4,301	$—	$—	$5,339
Buildings	32,536	18,855	11,365	88,078	150,834
Leasehold Improvements	206	—	421	—	627
Furniture and equipment	1,661	119	4,576	—	6,356
Cultivation and production equipment	4,031	9,913	28,085	—	42,029
Vehicles	151	–	880	—	1,031
Computers	659	529	1,793	—	2,981
Construction in progress	15,433	12,286	117,909	(88,078)	57,550

	$55,715	$46,003	$165,029	$—	$266,747

Accumulated depreciation	Balance at July 31, 2018	Additions from business acquisitions	Depreciation	Adjustments	Balance at July 31, 2019
Land	$—	$—	$—	$—	$—
Buildings	533	—	3,859	—	4,392
Leasehold Improvements	9	—	121	—	130
Furniture and equipment	527	—	585	(650)	462
Cultivation and production equipment	69	—	1,497	650	2,216
Vehicles	56	—	77	—	133
Computers	188	—	433	—	621

	$1,382	$—	$6,572	$—	$7,954

Net Carrying Value	Balance at July 31, 2018	Additions from business acquisitions	Net Additions / (Deductions)	Adjustments	Balance at July 31, 2019
Land	$1,038	$4,301	$—	$—	$5,339
Buildings	32,003	18,855	7,506	88,078	146,442
Leasehold Improvements	197	—	300	—	497
Furniture and equipment	1,134	119	3,991	650	5,894
Cultivation and production equipment	3,962	9,913	26,588	(650)	39,813
Vehicles	95	—	803	—	898
Computers	471	529	1,360	—	2,360
Construction in progress	15,433	12,286	117,909	(88,078)	57,550

	$54,333	$46,003	$158,457	$—	$258,793

As at July 31, 2019, there was $21,265 (July 31, 2018 – $3,920) of property, plant and equipment in accounts payable and accrued liabilities. During the year ended July 31, 2019, the Company capitalized $4,825 of depreciation to inventory and capitalized borrowing costs to buildings in the amount of $511 (July 31, 2018 – $994) at an average annual interest rate of 3.2%. During the period depreciation expensed to the statement of loss was $1,474 (July 31, 2018 - $876).

Adjustments during the period, reflect the activation of an asset’s useful life, transitioning from construction in progress to the appropriate property, plant and equipment classification. The Company has contractual commitments for remaining leasehold improvements of $33,455 payable in fiscal year 2020 as at July 31, 2019 (July 31, 2018 - $40,471).

Cost	Balance at July 31, 2017	Additions	Adjustments	Balance at July 31, 2018
Land	$358	$680	$—	$1,038
Buildings	3,745	3,930	24,861	32,536
Leasehold Improvements	—	206	—	206
Furniture and equipment	900	1,233	(472)	1,661
Cultivation and production equipment	380	3,165	486	4,031
Vehicles	114	33	4	151
Computers	234	425	—	659
Construction in progress	605	39,707	(24,879)	15,433

	$6,336	$49,379	$—	$55,715

Accumulated depreciation	Balance at July 31, 2017	Depreciation	Adjustments	Balance at July 31, 2018
Land	$—	$—	$—	$—
Buildings	194	339	—	533
Leasehold Improvements	—	9	—	9
Furniture and equipment	165	195	167	527
Cultivation and production equipment	23	213	(167)	69
Vehicles	26	30	—	56
Computers	78	110	—	188

	$486	$896	$—	$1,382

Net Carrying Value	Balance at July 31, 2017	Net Additions / (Deductions)	Adjustments	Balance at July 31, 2018
Land	$358	$680	$—	$1,038
Buildings	3,551	3,591	24,861	32,003
Leasehold Improvements	—	197	—	197
Furniture and equipment	735	1,038	(639)	1,134
Cultivation and production equipment	357	2,952	653	3,962
Vehicles	88	3	4	95
Computers	156	315	—	471
Construction in progress	605	39,707	(24,879)	15,433

	$5,850	$48,483	$—	$54,333

10. Intangible Assets and Other Longer Term Assets

Cost	Balance at July 31, 2018	Additions from business acquisitions	Additions	Adjustments	Balance at July 31, 2019
Cultivating and processing license	$2,545	$113,888	$—	$—	$116,433
Brand	—	8,440	—	—	8,440
Software	1,800	12	1,746	—	3,558
Domain names	585	—	—	—	585
Patents	—	—	1,231	—	1,231
Other longer term assets and capitalized transaction costs	312	—	—	(312)	—

	$5,242	$122,340	$2,977	$(312)	$130,247

Accumulated amortization	Balance at July 31, 2018	Additions from business acquisitions	Amortization	Adjustments	Balance at July 31, 2019
Cultivating and processing license	$403	$—	$1,198	$—	$1,601
Software	786	—	483	—	1,269
Domain name	9	—	57	—	66
Patents	—	—	29	—	29

	$1,198	$—	$1,767	$—	$2,965

Net Carrying Value	Balance at July 31, 2018	Additions from business acquisitions	Net Additions / (Deductions)	Adjustments	Balance at July 31, 2019
Cultivating and processing license	$2,142	$113,888	$(1,198)	$—	$114,832
Brand	—	8,440	—	—	8,440
Software	1,014	12	1,263	—	2,289
Domain names	576	—	(57)	—	519
Patents	—	—	1,202	—	1,202
Other longer term assets and capitalized transaction costs	312	—	—	(312)	—

	$4,044	$122,340	$1,210	$(312)	$127,282

Software includes $121 relating to managerial software (July 31, 2018 - $258) not yet available for use. Accordingly, no amortization has been taken during the year ended July 31, 2019 on these inactive assets. As at July 31, 2019, there was $422 (July 31, 2018 – $266) of intangible assets in accounts payable and accrued liabilities. The adjustment represents $212 of capitalized transaction costs being allocated to the Truss investment in associate (Note 19a) and $100 other longer term investment has been reclassified to long term investments.

Research and development expenses in the period amounted to $2,822 (July 31, 2018 - $Nil).

Cost	Balance at July 31, 2017	Additions	Disposals/ adjustments	Balance at July 31, 2018
Cultivating and processing license	$2,545	$—	$—	$2,545
Software	651	1,149	—	1,800
Domain names	—	585	—	585
Other longer term assets and capitalized transaction costs	—	312	—	312

	$3,196	$2,046	$—	$5,242

Accumulated amortization	Balance at July 31, 2017	Amortization	Disposals/ adjustments	Balance at July 31, 2018
Cultivating and processing license	$277	$126	$—	$403
Software	156	630	—	786
Domain name	—	9	—	9

	$433	$765	$—	$1,198

Net Carrying Value	Balance at July 31, 2017	Net Additions / (Deductions)	Disposals/ adjustments	Balance at July 31, 2018
Cultivating and processing license	$2,268	$(126)	$—	$2,142
Software	495	519	—	1,014
Domain names	—	576	—	576
Other longer term assets and capitalized transaction costs	—	312	—	312

	$2,763	$1,281	$—	$4,044

During the fiscal year ended July 31, 2018, the Company conducted a review of its intangible assets, which resulted in changes in the expected usage of its software. Certain assets, which management previously intended to use for 5 years from the date of purchase were replaced during the fiscal year as well as September 2018. As a result, the expected useful lives of these assets decreased. The effect of these changes on actual and expected depreciation expense, in current and future years respectively is as follows.

	2019	2020	2021	2022	Later
(Decrease) increase in amortization expense	$(87)	$(119)	$(100)	$(3)	$	Nil

11. Business Acquisition

Acquisition of Newstrike Brands Limited.

On May 24, 2019, the Company acquired 100% of the issued and outstanding common shares of Newstrike Brands Limited (“Newstrike”) pursuant to an arrangement agreement entered into on March 13, 2019. Newstrike is a licensed producer of cannabis operating in Ontario, Canada and was acquired for additional production capacity, established sales relationships and its brand. Under the arrangement, each former Newstrike common share was exchanged for 0.06332 of a HEXO common share (the “Exchange Ratio”), subject to certain exceptions. In addition, all issued and outstanding stock options of Newstrike were replaced with stock options of HEXO having the same terms but adjusted for the Exchange Ratio, and all issued and outstanding common share purchase warrants of Newstrike became exercisable for HEXO common shares adjusted for the Exchange Ratio.

The following table summarizes the preliminary values of the net assets acquired from Newstrike on the acquisition date. The fair values of the acquired property, plant and equipment, deferred tax liability, private investments and intangible assets are preliminary are subject to change within the one-year measurement.

	Note	Number of Shares, Warrants and Options	Share Price ($)	Amount ($)
Consideration
Shares issued	(i)	35,394,041	9.11	322,439
Warrants outstanding	(ii)	7,196,164		12,229
Replacement options issued	(iii)	2,002,365		7,134

Total fair value of consideration				341,802

Net assets acquired
Current assets
Cash and cash equivalents				49,366
Accounts receivable				1,204
Other receivables				4,585
Inventory				22,359
Biological assets				3,291
Long-term assets
Property, Plant and Equipment				46,003
Investments	(iv)			14,492
Convertible debenture receivable				1,220
Prepaid expenses				1,631
Prepaid expense and license				1,526
Software				10
Cultivation and processing license				113,888
Brand				8,440
Goodwill				111,877

Total assets				379,892
Current liabilities
Accounts payable and accrued liabilities				12,849
Payment received in advance				5
Long-term liabilities
Deferred tax liabilities				24,236

Total liabilities				37,090
Non-controlling interest				1,000

Total net assets acquired				341,802

Net accounts receivables acquired
Total accounts receivable				5,789
Expected uncollectible receivables				—

Net accounts receivables acquired				5,789

(i)	Share price based upon the TSX market price of common shares as at May 24, 2019.

(ii)	Warrants were valued using the Black-Scholes option pricing model as at the acquisition date May 24, 2019, using the following assumptions and inputs;

•	Risk free rate of 1.48% – 1.57%

•	Expected life of 0.73 – 4.07 years

•	Volatility rate of 75%; determined using historical volatility data

•	Exercise prices of $11.84 – $27.64

•	Stock price of $9.11

(iii)	All replacement options were valued using the Black-Scholes option pricing model as at the acquisition date of May 24, 2019, using the following assumptions and inputs;

•	Risk free rate of 1.48% – 1.57%

•	Expected life of 1.2 – 4.7 years

•	Volatility rate of 75%; determined using historical volatility data

•	Exercise prices of $6.00 – $17.37

•	Stock price of $9.11

The fair value of the vested options as at the acquisition date was deemed consideration paid in the transaction. The fair value of those options not yet vested at the acquisition date was added to the Company’s share-based payment reserve to be expensed over the remaining vesting period of the options as permitted under IFRS 3 — Business Combinations.

(iv)

Included in total investments were two level 3 private company investments (see ‘Greentank Technologies’ and ‘Neal Brothers Inc.’ in Note 20). There existed limited financial information over both investments at the acquisition date. The preliminary fair values have been determined using the best available information.

The above acquisition contributed net revenue of $2,770 and a net loss of $13,699 to the Company’s consolidated results since the date of acquisition. If each acquisition had occurred on August 1, 2018, management estimates that the Company’s consolidated net revenue would have increased by $9,287 and the net loss would have increased by $19,096 for the year ended July 31, 2019.

Goodwill arising from the acquisition represents the expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. None of the goodwill arising on these acquisitions are expected to be deductible for tax purposes.

The NCI acquired at the acquisition date arises from Newstrike holding a 60% interest in Neal Brothers Inc. The net assets of Neal Brothers consist of cash only and the NCI was measured at its fair value (Note 28). The NCI acquired at the acquisition date arises from Newstrike holding a 60% interest in Neal Brothers Inc. as the NCI relates to the joint venture Neal Up Brands Inc.

Total non-capitalized transaction expenses amounted to $3,958 in the period.

12. Convertible Debentures

	2017 unsecured convertible debentures 8%	2018 unsecured convertible debentures 7%	Total
Balance at July 31, 2017	20,639	—	20,639
Gross proceeds	—	69,000	69,000
Issuance costs	—	(4,792)	(4,792)
Warrants, net of issuance costs	—	(3,285)	(3,285)
Conversion feature, net of issuance costs	—	(6,777)	(6,777)
Accretion	814	554	1,368
Conversion of debenture	(21,453)	(54,700)	(76,153)

Balance at July 31, 2018	—	—	—

2017 Secured Convertible Debentures

During the year ended July 31, 2019, 863,693, warrants were exercised for total proceeds of $863 (US$656, based on an exercise price of US$0.76). On the various dates of exercise, the warrant liability was revalued using the Black-Scholes-Merton option pricing model. Overall, the liability value of the warrants exercised was $6,367 (US$4,819); using the following variables:

•	stock prices ranging from $5.90 to $10.36;

•	expected life of 12 months;

•	$Nil dividends;

•	75% volatility based upon comparative market indicators and historical data;

•	risk free interest rates of 1.55% to 2.35%;

•	USD/CAD exchange rate of various.

The exercise of these warrants resulted in an increase to share capital of $6,367.

The remaining warrant liability was revalued on July 31, 2019 using the Black-Scholes-Merton option pricing model (Level 2). The warrant liability was revalued to $493 (US$375); with a stock price of US$4.24; expected life of 12 months; $Nil dividends; 74% volatility based upon historical data; risk free interest rate of 1.61%; and USD/CAD exchange rate of 1.3148. The loss on the revaluation of the warrant liability for the year ended July 31, 2019 was ($3,730) (July 31, 2018 — ($5,091)), which is recorded in the revaluation of financial instruments account on the statement of loss and comprehensive loss.

The following table summarizes warrant liability activity during the fiscal year ended July 31, 2019 and fiscal year ended July 31, 2018.

	July 31, 2019	July 31, 2018
Opening balance	$3,130	$1,356
Granted	—	—
Expired	—	—
Exercised	(6,367)	(3,317)
Revaluation due to foreign exchange	3,730	5,091

Closing balance	$493	$3,130

2017 Unsecured Convertible Debentures 8%

Interest related to the 2017 8% unsecured convertible debentures (which were converted during fiscal 2017) expensed to the statement of loss and comprehensive loss amounted to $Nil and interest capitalized to property, plant, and equipment was $Nil for the year ended July 31, 2019 (July 31, 2018 –$922 respectively). Accretion for the year ended July 31, 2019 was $Nil (July 31, 2018 – $814).

2018 Unsecured Convertible Debentures 7%

On November 24, 2017, the Company issued $69,000 principal amount of unsecured debentures through a brokered private placement. The debentures bear interest at 7% per annum and mature on November 24, 2020. Interest will be accrued and paid semi-annually in arrears. The debentures were convertible into common shares of the Company at $2.20 at the option of the holder. The Company may force the conversion of the debentures on 30 days prior written notice should the daily weighted average trading price of the common shares of the Company be greater than $3.15 for any 10 consecutive trading days. The debenture holders received 15,663,000 warrants, 227 for every $1,000 unit. The warrants have a two-year term, expiring November 24, 2019, and have an exercise price of $3.00. The Company has the right to accelerate the expiry of the warrants should the closing trading price of the common shares of the Company be greater than $4.50 for any 10 consecutive trading days.

On initial recognition, the residual method was used to allocate the fair value of the warrants and conversion option. The fair value of the liability component was calculated as $58,187 using a discount rate of 14%. The residual proceeds of $10,813 were allocated between the warrants and conversion option on a pro-rata basis relative to their fair values. The fair values of the warrants and conversion option were determined using the Black-Scholes-Merton option pricing model.

The warrants were valued with a fair value $8,648 using the following assumptions:

•	stock price of $2.62;

•	expected life of one year;

•	$Nil dividends; 65% volatility; based upon comparative market indicators and historical data

•	risk free interest rate of 1.25%.

The conversion option was valued with a fair value of $17,843 using the following assumptions:

•	stock price of $2.62;

•	expected life of three months;

•	$Nil dividends; 65% volatility; based upon comparative market indicators and historical data

•	risk free interest rate of 1.25%.

Based on the fair value of the warrants and conversion option, the residual proceeds of $10,813 were allocated as $3,530 to the warrants and $7,283 to the conversion option, less allocation of issuance costs.

In connection with the closing of the debentures, the Company paid a placement fee of $3,450 from the gross proceeds of the financing and incurred an additional $476 of issuance costs. The Company also issued broker warrants exercisable to acquire 1,568 common shares at an exercise price of $3.00 per share.

The broker warrants were attributed a fair value of $866 based on the Black-Scholes-Merton option pricing model with the following assumptions:

•	stock price of $2.62;

•	expected life of 1 year;

•	$Nil dividends;

•	65% volatility; based upon comparative market indicators and historical data

•	risk free interest rate of 1.25%.

The total issuance costs amounted to $4,792 and were allocated on pro-rata basis as follows: Debt – $4,041, Conversion option – $506, and the Warrants – $245.

On December 15, 2017 the Company announced that it had elected to exercise its right to convert all of the outstanding principal amount of the Company’s 7.0% Debentures and unpaid accrued interest thereon into Common Shares. The Company became entitled to force the conversion of the 7.0% Debentures on December 13, 2017 on the basis that the VWAP of the Common Shares on the TSXV for 10 consecutive trading days was equal to or exceeded $3.15. For the 10 consecutive trading days preceding December 13, 2017, the VWAP of the Common Shares was $3.32. The Company provided the holders of the 7.0% Debentures with the required 30 days advance written notice of the conversion, and the effective date for the conversion was January 15, 2018.

Pursuant to the conversion of the 7.0% Debentures, holders of the 7.0% Debentures received 454.54 Common Shares for each $1,000 principal amount of 7.0% Debentures held. In addition, the accrued and unpaid interest on each $1,000 principal amount of the 7.0% Debentures for the period from December 31, 2017 (the interest payment scheduled for December 31, 2017 was paid in cash) up to, but excluding the conversion date, was $2.92 and 7.0% Debenture holders received an additional 1.33 Common Shares for each $1,000 principal amount of 7.0% Debentures held on account of accrued and unpaid interest, for a total of 455.87 Common Shares for each $1,000 principal amount of 7.0% Debentures held. Accordingly, at the date of conversion the carrying value of the debentures of $54,700, interest payable paid through shares of $46 and the conversion feature of $6,809 resulted in the cumulative increase to share capital of $61,555.

There exists no convertible debt as at July 31, 2019.

13. Share Capital

(a) Authorized

An unlimited number of common shares and an unlimited number of special shares, issuable in series.

(b) Issued and Outstanding

During the first quarter of fiscal 2018, 481,896 warrants with exercise prices of $0.75 and US$0.70 were exercised for proceeds of $406, resulting in the issuance of 481,896 common shares.

During the second quarter of fiscal 2018, the Company issued 15,687,500 common shares from the conversion of the 8% unsecured convertible debentures and 166,387 common shares in lieu of accrued interest, as described Note 10 Convertible debentures.

On January 2, 2018, the Company announced that it had elected to exercise its right to accelerate the expiry date of the common share purchase warrants issued under the 8% convertible debentures. The Company became entitled to accelerate the expiry date of the warrants on December 27, 2017 on the basis that the closing trading price of the Common Shares on the TSXV exceeded $3.00 for 15 consecutive trading days. The expiry date for the warrants was accelerated from July 18, 2019 to February 1, 2018. During the second quarter of fiscal 2018, the Company issued 7,799,960 common shares related to the exercise of warrants associated with the 8% convertible debentures.

During the second quarter of fiscal 2018, the Company issued 31,363,252 common shares from the conversion of the 7% unsecured convertible debentures and 20,829 common shares in lieu of accrued interest, as described Note 10 Convertible debentures. The Company issued 2,922,393 common shares related to the exercise of warrants from the 7% unsecured convertible debentures.

During the second quarter of fiscal 2018, in addition to common shares issued related to the exercise of warrants associated with the convertible debentures, 5,025,627 warrants with exercise prices of $0.75 and US$0.70 were exercised, resulting in the issuance of 5,021,940 common shares. Total proceeds from the exercise of warrants were $30,937.

On January 30, 2018 the Company closed a bought deal public offering of 37,375,000 units at a price of $4.00 per unit for gross proceeds of $149,500. Each unit consisted one common share and one-half of one share purchase warrant of the Company. Each warrant is exercisable into one common share at a price of $5.60 per share for a period of two years. The fair value of the warrants at the date of grant was estimated at $0.56 per warrants based on the following weighted average assumptions:

•	stock price of $3.93;

•	expected life of 1 year;

•	$Nil dividends;

•	65% volatility based upon comparative market indicators and historical data;

•	risk free interest rate of 1.25%.

Total cash share issue costs amounted to $6,380 which consisted of underwriters’ commissions of $5,980, underwriters’ expenses of $10, underwriters’ legal fees of $97 and incurred $311 of additional cash issuance costs. In addition, the Company issued an aggregate of 1,495 compensation warrants to the underwriters at a fair value of $1,486. The compensation warrants have an exercise price of $4.00 and expire January 30, 2020. The fair value of the compensation warrants at the date of grant was estimated at $0.99 per warrant based on the following weighted average assumptions:

•	stock price of $3.93;

•	expected life of 1 year;

•	$Nil dividends;

•	65% volatility based upon comparative market indicators and historical data;

•	risk free interest rate of 1.25%.

The Company allocated $7,342 of the issuance costs to the common shares and $523 to the warrants.

During the third quarter of fiscal 2018, 2,475 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $4,423, resulting in the issuance of 2,475 common shares.

On May 24, 2018, the Company announced that it had elected to exercise its right to accelerate the expiry date governing the common share purchase warrants issued November 24, 2017. Pursuant to the terms of the warrant indenture the Company elected its right to accelerate the expiry date of the remaining 5,261,043 warrants from November 24, 2019 to June 25, 2018. As at the date of expiry all warrants were exercised. The accelerated expiry date also applied to the remaining 1,568,181 compensation warrants originally issued to certain investment banks on November 24, 2017. As at the date of expiry 1,505,453 compensation warrants were exercised and 62,728 warrants expired.

During the fourth quarter of fiscal 2018, 13,214,883 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $38,601, resulting in the issuance of 13,214,883 common shares.

On October 4, 2018 the Company closed its transaction with joint venture partner Molson Coors in which the Company granted 11,500,000 warrants at a price of $6.00 per warrant. Each warrant is exercisable into one common share at a price of $6.00 per share for a period of three years. The fair value of the warrants at the date of grant was estimated at $3.69 per warrant based on the following weighted average assumptions:

•	stock price of $8.45;

•	expected life of 1.5 years;

•	$Nil dividends;

•	65% volatility based upon comparative market indicators and historical data;

•	risk free interest rate of 0.75%.

During the first quarter of fiscal 2019, 3,137,746 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $5,589, resulting in the issuance of 3,137,746 common shares.

On January 30, 2019, the Company closed its offering of 7,700,000 common shares at a price of $6.50 per share for gross proceeds of $50,050. Included in the offering was an 1,155,000 over-allotment option pool with a price of $6.50 per share which was exercised in full on the closing date for $7,508 and total gross proceeds of $57,558 for total common shares issued of 8,855,000. Underwriting and legal fees accumulated to $3,827 for total net proceeds of $53,731.

During the second quarter of fiscal 2019, 682,678 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $1,307, which resulted in the issuance of 682,678 common shares.

During the third quarter of fiscal 2019, 3,661,761 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $8,425, resulting in the issuance of 3,661,761 common shares.

On May 24, 2019, the Company completed the acquisition of Newstrike Brands Ltd. (Note 11), resulting in the issuance of 35,394,041 common shares.

During the fourth quarter of fiscal 2019, 8,053,544 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $47,396, resulting in the issuance of 8,053,544 common shares.

In fiscal 2019 a total of 15,535,729 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for total proceeds of $69,259, resulting in the issuance of 15,535,729 common shares.

As at July 31, 2019, there were 256,981,753 common shares outstanding and 29,585,408 warrants outstanding.

The following is a consolidated summary of warrants on July 31, 2019.

	Number outstanding	Book value
Classified as Equity
2018 Equity financing
Exercise price of $5.60 expiring January 30, 2020	10,512,208	$5,673
February 2018 financing warrants
Exercise price of $27.64 expiring February 16, 2020	4,413,498	1,331
June 2019 financing warrants
Exercise price of $15.79 expiring June 19, 2023	2,184,540	9,998
Broker / Consultant warrants
Exercise price of $20.85 expiring February 16, 2020	264,809	160
Exercise price of $11.84 expiring June 19, 2020	262,021	610
Exercise price of $0.75 expiring November 3, 2021	175,618	78
Exercise price of $0.75 expiring March 14, 2022	94,282	66
Exercise price of $15.79 expiring June 19, 2023	61	1
Inner Spirit warrants
Exercise price of $15.63 expiring July 21, 2020	71,235	129
Joint Venture Molson warrants
Exercise price of $6.00 expiring October 4, 2021	11,500,000	42,386

Classified as Liability	29,478,272	60,432
2017 secured convertible debenture warrants
Exercise price of USD$0.76 expiring November 14, 2019	107,136	493

	29,585,408	$60,925

The following table summarizes warrant activity during the years ended July 31, 2019 and 2018.

	July 31, 2019		July 31, 2018
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding, beginning of period	26,425,504	$4.35	20,994,123	$1.31
Expired during the period	(531)	—	(62,728)	3.00
Acquired and reissued through acquisition[1]	7,196,164	23.10	—	—
Issued during the period	11,500,000	6.00	37,413,681	4.34
Exercised during the period	(15,535,729)	3.61	(31,919,572)	2.33

Outstanding, end of the period	29,585,408	$9.95	26,425,504	$4.35

[1]	Warrants acquired on May 24, 2019, via the acquisition of Newstrike.

Exercised during the period were 1,916,527 broker compensation warrants.

Stock Option Plan

The Company has a share option plan (the “Plan”) adopted in July 2018, that is administered by the Board of Directors who establish exercise prices and expiry dates, which are up to 10 years from issuance as determined by the Board at the time of issuance. Unless otherwise determined by the Board, options issued under the Plan vest over a three-year period except for options granted to consultants or persons employed in investor relations activities (as defined in the policies of the TSX) which vest in stages over 12 months with no more than 1⁄4 of the options vesting in any three-month period. The maximum number of common shares reserved for issuance for options that may be granted under the Plan is 25,698,175 common shares as at July 31, 2019. Options issued prior to July 2018 under the outgoing plan and the options assumed through the acquisition of Newstrike do not contribute to the available option pool reserved for issuance. As of July 31, 2019, the Company had 17,376,615 issued and outstanding under the Plan.

The following table summarizes the stock option grants during the years ended July 31, 2019 and 2018.

		Options granted
Grant date	Exercise price	Executive and directors	Non-executive employees	Vesting terms	Vesting period
September 8, 2017	$1.37	650,000	1,000	Terms A	10 years
November 6, 2017	$2.48	125,000	3,000	Terms A	10 years
December 4, 2017	$2.69	1,750,000	20,000	Terms B	10 years
January 29, 2018	$4.24	—	261,000	Terms A, C	10 years
March 12, 2018	$3.89	325,000	—	Terms A	10 years
April 16, 2018	$4.27	845,000	61,500	Terms A	10 years
June 8, 2018	$5.14	—	441,000	Terms A	10 years
July 11, 2018	$4.89	4,325,000	1,366,500	Terms A	10 years
September 17, 2018	$7.93	650,000	523,500	Terms A	10 years
November 22, 2018	$5.92	—	440,000	Terms A	10 years
December 17, 2018	$5.09	74,000	227,500	Terms A, D	10 years
February 19, 2019	$7.13	615,000	626,000	Terms A	10 years
February 21, 2019	$7.46	3,333,333	—	Terms E	10 years
March 20, 2019	$8.50	325,000	1,077,500	Terms A	10 years
April 17, 2019	$8.24	—	1,132,500	Terms A	10 years
July 18, 2019	$6.54	650,000	2,768,785	Terms A	10 years
July 26, 2019	$5.88	250,000	—	Terms A	10 years

Vesting terms A – One-third of the options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.

Vesting terms B – Half of the options will vest immediately, and the balance will vest annually over three years thereafter.

Vesting terms C – Based upon organizational milestones.

Vesting terms D – 54,000 of the options granted to a director will fully vest 6-months from the grant date.

Vesting terms E – In addition to the standard vesting terms A, the grant defines an achievement condition in which vesting may only occur once a volume weighted average trading price of $10 or greater is achieved for a 20-day period prior to a vesting date. All unvested options will carry over and vest if the condition is met at a future vesting date.

The following table summarizes stock option activity during the fiscal years ended July 31, 2019 and 2018.

	July 31, 2019		July 31, 2018
	Options issued	Weighted average exercise price	Options issued	Weighted average exercise price
Opening balance	14,388,066	$3.02	5,748,169	$0.68
Granted	12,693,118	7.27	10,174,000	4.16
Acquired and reissued through acquisition[1]	2,002,365	9.49	—	—
Forfeited	(1,226,763)	6.33	(626,830)	3.44
Exercised	(3,567,867)	1.20	(907,273)	0.65

Closing balance	24,288,919	$5.87	14,388,066	$3.02

[1]	Stock options assumed on May 24, 2019, via the acquisition of Newstrike.

The following table summarizes information concerning stock options outstanding as at July 31, 2019.

Exercise price	Number outstanding	Weighted average remaining contractual life (years)	Number exercisable	Weighted average remaining contractual life (years)
$0.58	372,900	0.08	363,000	0.30
0.75	1,228,750	0.34	1,013,750	1.07
1.27	522,620	0.16	322,053	0.37
3.15	4,748	0.00	4,748	0.00
6.00	891,833	0.04	891,833	0.14
1.37	352,866	0.12	82,304	0.10
2.48	86,332	0.03	22,342	0.03
2.69	853,333	0.29	313,335	0.41
4.24	258,000	0.09	122,519	0.16
17.37	253,270	0.04	253,270	0.14
3.89	325,000	0.12	135,418	0.18
16.58	31,659	0.00	15,828	0.00
16.74	56,985	0.00	28,488	0.01
4.27	879,002	0.32	366,852	0.50
16.10	63,319	0.00	63,319	0.00
4.89	5,513,497	2.03	2,046,567	2.87
5.14	107,666	0.04	35,680	0.05
10.42	162,295	0.01	138,549	0.04
10.42	142,467	0.01	71,230	0.02
11.84	44,322	0.00	11,079	0.00
7.93	1,058,500	0.40	—	—
8.21	94,979	0.01	23,744	0.01
5.92	310,000	0.12	—	—
5.09	276,500	0.11	54,000	0.08
6.94	94,979	0.02	—	—
8.84	94,979	0.02	—	—
7.13	1,136,000	0.45	—	—
7.46	3,333,333	1.31	—	—
8.50	1,222,500	0.49	—	—
8.24	857,500	0.34	—	—
6.54	3,408,785	1.40	—	—
$5.88	250,000	0.10	—	—

	24,288,919	8.49	6,379,908	6.48

Stock-based Compensation

For the year ended July 31, 2019, the Company recorded $28,008 (July 31, 2018 – $4,997) in stock-based compensation expense related to employee options, which are measured at fair value at the date of grant and are expensed over the vesting period (See Note 18 for stock based compensation allocation by expense group). In determining the amount of stock-based compensation, the Company used the Black-Scholes-Merton option pricing model to establish the fair value of options granted by applying the following assumptions:

	July 31, 2019	July 31, 2018
Exercise price	$0.75–$8.95	$1.37–$5.14
Stock price	$5.09–$8.50	$1.37–$5.14
Risk-free interest rate	1.54%–2.42%	2.06%-2.37%
Forfeiture rates	2.39%–4.48%	—
Expected life of options (years)	5–7	7
Expected annualized volatility	64%–76%	65%

Volatility was estimated using the average historical volatility of the Company and comparable companies in the industry that have trading history and volatility history.

For the year ended July 31, 2019, the Company allocated to inventory $1,724 (July 31, 2018 – $Nil) of stock-based compensation applicable to direct and indirect labour in the selling and production process.

14. Net Loss per Share

The following securities could potentially dilute basic net loss per share in the future but have not been included in diluted loss per share because their effect was anti-dilutive:

	July 31, 2019	July 31, 2018
Options	24,288,919	14,388,066
Warrants issued with $0.75 units	—	3,234,960
2015 Secured convertible debentures warrants	—	1,318,332
2016 Unsecured convertible debenture warrants	—	100,002
2017 Secured convertible debenture warrants	107,136	928,542
2018 Equity warrants	10,512,208	18,570,500
2018 February 2018 financing warrants	4,413,498	—
2019 June financing warrants	2,184,540	—
Joint venture and Inner Spirit issued warrants	11,571,235	—
Convertible debenture broker/finder warrants	796,791	2,273,168

	53,874,327	40,813,570

15. Convertible Debentures Receivable

12% CONVERTIBLE DEBENTURE

On July 26, 2018, the Company purchased $10,000 in the form of unsecured and subordinated convertible debentures to an unrelated entity, Fire and Flower (“F&F”). The convertible debenture bears interest at 8%, paid semi-annually, matures July 31, 2020 and includes a conversion feature to convert the debenture into common shares of F&F at the lower of $1.15 and the share price as defined within the agreement. The Company obtained the debenture as a part of a strategic investment into the private retail cannabis market. The debentures may be converted into common shares or a loan on July 31, 2020, which bears interest at 12%, at the holders option.

For the year ended July 31, 2019, the Company’s debenture increased by $1,627 (July 31, 2018 – $Nil) due to fair value adjustments. At period end, the level 2 instrument convertible debenture receivable was fair valued using the F&F July 31, 2019 public market rate of $1.33 and totalled $12,024 (July 31, 2018 – $10,000). Accrued unpaid interest and the unrealized gain amounted to $397 and $1,627 respectively.

ZERO INTEREST CONVERTIBLE DEBENTURE

On February 13, 2019, the Company purchased $800 in the form of unsecured and subordinated convertible debentures to F&F. The convertible debenture bears zero interest and matures November 30, 2019 and includes a conversion feature to convert the debenture into common shares of F&F at $0.80 as defined within the agreement. The debentures may be partially or converted in-full into common shares at the maturity date at the holder’s option.

The Company acquired the zero interest convertible debenture through the acquisition of Newstrike on May 24, 2019 which carried a fair value of $1,220. Since acquisition, for the stub period ended July 31, 2019, the Company’s zero interest debenture increased by $110 (July 31, 2018 – $Nil) due to fair value adjustments. At period end, the level 2 instrument convertible debenture receivable was fair valued using the F&F July 31, 2019 public market rate of $1.33 and totalled $1,330 (July 31, 2018 – $Nil).

16. Term Loan

Term Loan

On February 15, 2019, the Company entered into a syndicated credit facility with Canadian Imperial Bank of Commerce (“CIBC”) as Sole Bookrunner, Co-Lead Arranger and Administrative Agent and Bank of Montreal as Co-Lead Arranger and Syndication Agent (together “the Lenders”). The Lenders will provide the Company up to $65 million in secured debt financing at a rate of interest that is expected to average in the mid-to-high 5% per annum range. The credit facility consists of a $50 million term loan and a $15 million revolving loan with an uncommitted option to increase the facility up to $135 million. Both loans mature in 2022. The Company may repay the loan without penalty, at any time and contains customary financial and restrictive covenants. The Company shall repay at minimum 2.5% of the outstanding balance each quarter per the terms of the credit facility agreement. The term loan possess several covenants which the Company has met as of July 31, 2019, including maintaining a minimum cash balance of $15,000 up to and including January 31, 2020.

On February 14, 2019, the Company received $35,000 and incurred financing costs to secure the loan of $1,347.

As of July 31, 2019, the Company has drawn a total of $35,000 on the term loan, of which $3,500 is due within 12 months in according with the terms of the credit facility. Carrying value net of deferred financing costs of total term loan is $33,374.

The total interest expense and total interest capitalized was $252 and $511, respectively. The total accretion of deferred financing costs was $387 for the year ended July 31, 2019.

The following table illustrates the continuity schedule of the term loan:

Term Loan	Current	Long term
July 31, 2018	$—	$—

Term loan
Additions	—	35,000
Adjustments	3,500	(3,500)
Repayments	(87)	(788)

	$3,413	$30,712

Deferred financing costs
Additions	(296)	(1,347)
Adjustments	—	296
Realized expense	—	596

July 31, 2019	$3,117	$30,257

17. Financial Instruments

Market Risk

Interest Risk

The Company has exposure to interest rate risk related to any investments of surplus cash. The Company may invest surplus cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. The Company also has exposure to interest rate risk related to the outstanding balance of the term loan. The fluctuation of the interest rate may result in a material increase to the associated interest. As at July 31, 2019, the Company had short term investments and a convertible debenture of $517 and a long term loan of $33,374. All interest rates are fixed. An increase or decrease of 5% to the applicable interest rates would not result in a material variance to net loss.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s level 1 and 2 investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities are based on quoted market prices which the shares of the investments can be exchanged for.

If the fair value of these financial assets were to increase or decrease by 10% as of July 31, 2019, the Company would incur an associated increase or decrease in comprehensive loss of approximately $340 (2018 - $Nil). The price risk exposure as at July 31, 2019 is presented in the table below.

$
Financial assets	16,756
Financial liabilities	(493)

Total exposure	16,263

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables, promissory note receivable and convertible debenture receivable. As at July 31, 2019, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, the Company has limited credit risk.

Cash, cash equivalents and short-term investments are held by some of the largest cooperative financial groups in Canada. Since the inception of the Company, no losses have been incurred in relation to cash held by the financial institution. The majority of the trade receivables balance are held with crown corporations of Quebec, Ontario and Alberta as well as one of the largest medical insurance companies in Canada. Credit worthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss for the year ended July 31, 2019 is $37 (July 31, 2018 - $94).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they possess share credit risk characteristics. They have been grouped based on the days past due.

Credit risk from the convertible debenture receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, restricted cash, short-term investments, trade receivables and convertible debentures receivable represents the maximum exposure to credit risk and as at July 31, 2019; this amounted to $194,902.

The following table summarizes the Company’s aging of trade receivables as at July 31, 2019 and 2018:

	July 31, 2019	July 31, 2018
	$	$
0–30 days	14,102	262
31–60 days	1,826	188
61–90 days	166	91
Over 90 days	3,599	103

Total	19,693	644

The following table summarizes the Company’s ECL by aging group as at July 31, 2019 and 2018:

	July 31, 2019	July 31, 2018
	$	$
0–30 days	3	—
31–60 days	7	—
61–90 days	3	—
Over 90 days	24	94

Total	37	94

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from three crown corporations representing 81% (July 31, 2018 – Nil%) of total sales in the year ended July 31, 2019.

The Company holds trade receivables from three crown corporations representing 79% of total trade receivables as of July 31, 2019 (July 31, 2018 – Nil%).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at July 31, 2019, the Company had $139,505 of cash and cash equivalents and short-term investments.

The Company is obligated to pay accounts payable and accrued liabilities, excise taxes payable and current portions of the term loan with total carrying amounts and contractual cash flows amounting to $52,685 due in the next 12 months.

The carrying values of cash, trade receivable, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity. The carrying value of the term loan approximates its fair value as there has been no change the Company’s risk profile and no changes to the market interest rate.

18. Operating Expenses by Nature

For the years ended	July 31, 2019	July 31, 2018
Stock based compensation	$28,008	$4,997
Marketing and promotion	22,308	2,447
Salaries and benefits	25,349	6,992
Consulting	11,176	3,659
Professional fees	8,258	1,761
Facilities	5,697	919
General and administrative	4,462	1,442
Travel	2,710	488
Amortization of intangible assets	1,767	765
Depreciation of property, plant and equipment	1,747	896

Total	$111,482	$24,367

The following table summarizes the nature of stock based compensation in the period:

For the year ended	July 31, 2019
General and administrative related stock-based compensation	$26,322
Marketing and promotion related stock-based compensation	1,686

Total operating expense related stock-based compensation	28,008
Stock based compensation capitalized to inventory	1,724

Total stock-based compensation	$29,732

The following table summarizes the total payroll related wages and benefits by nature in the period:

For the year ended	July 31, 2019
General and administrative related wages and benefits	$17,975
Marketing and promotion related wages and benefits	6,162
Research and development related wages and benefits	1,212

Total operating expense related wages and benefits	25,349
Wages and benefits capitalized through cost of sales	10,905

Total wages and benefits in the period	$36,254

19. Investment in Associate and Joint Ventures

The following is a summary of financial information for the Company’s joint ventures for the periods presented based on the latest publicly available information. Note that the numbers have not been pro-rated for the Company’s ownership interest.

	Truss	Belleville Complex Inc	HEXO MED
Period	July 31, 2019	July 31, 2019	July 31, 2019
	$	$	$
Statement of Financial Position
Cash and cash equivalents	14,318	278	542
Current assets	5,701	2,604	59
Non- current assets	7,880	19,906	22
Current liabilities	7,477	1,155	26
Non-current labilities	—	21,909	—

Period	11 months ended July 31, 2019	August 21, 2018 to July 31, 2019	December 22, 2018 to July 31, 2019
Statement of Comprehensive Loss
Revenue	—	4,018	—
Operating expenses excluding depreciation and amortization	(6,579)	(3,716)	—
Depreciation and amortization	—	(578)	—
Other expenses	—	—	(503)
Loss from operations	(6,579)	(276)	(503)
Income tax expenses	—	—	—
Total comprehensive loss	(6,579)	(276)	(503)

(a) Truss – Investment in Associate

	July 31, 2019	July 31, 2018
Opening Balance	$—	$—
Cash consideration of investment	11,476	—
Fair value of warrant consideration	42,386	—
Capitalized transaction costs	721	—
Share of net loss	(2,796)	—

Ending Balance	$51,786	$—

On October 4, 2018, the formation of the entity Truss between the Company and Molson Coors Canada (the “Partner”) was finalized. Truss is a standalone start-up company with its own board of directors and an independent management team and is incorporated in Canada. Truss is private company and its principle activities consist of pursuing opportunities to develop non-alcoholic, cannabis-infused beverages and is currently operating in Gatineau, Quebec.

The Partner holds 57,500 common shares representing 57.5% controlling interest in Truss with the Company holding 42,500 common shares and controlling the remaining 42.5%. In connection with the transaction the Company has granted the Partner 11,500,000 common share warrants at an exercise price of $6.00 for a period of 3 years.

Included in the initial investment cost is the capitalized fair value $42,386 of warrant consideration (see Note 11 for fair value inputs and assumptions).

Transaction costs of $721 in respect to the definitive agreement to form the joint venture were capitalized.

The joint venture is accounted for using the equity method. During the year ended July 31, 2019, the Company’s share in the net loss of Truss was ($2,796) (July 31, 2018 – $Nil).

(b) Belleville Complex Inc—Joint Venture

On October 31, 2018, the Company acquired a 25% interest in the joint venture Belleville Complex Inc. (“BCI”) with a related party Olegna Holdings Inc., owned and controlled by a director of the Company, holding the remaining 75% in BCI. The joint venture purchased a configured 1.5 million sq. ft. facility through a $20,279 loan issued by the Company on September 7, 2018, bearing an annual 4% interest rate and interest payable monthly. The loan and all remaining accrued interest were repaid in full during the period and interest income of $454 was realized.

As a part of the agreement, the Company will be the anchor tenant for a period of 20 years. Consideration for the 25% interest on the joint venture is deemed $Nil. The carrying value of BCI as at July 31, 2019 is $Nil (July 31, 2018 - $Nil).

(c) HEXO MED - Joint Venture

	July 31, 2019	July 31, 2018
Opening Balance	$—	$—
Cash consideration of investment	1,106	—
Capitalized transaction costs	125
Share of net loss	(168)	—

Ending Balance	$1,063	$—

HEXO MED is a Greece based joint venture established with partner QNBS P.C. (formerly Qannabos) and will serve as the Company’s entry point into the European medical cannabis markets. During the fiscal year 2019, the Company contributed a total of EUR$250 for a 33.34% interest in HEXO MED in cash. As of July 31, 2019, the Company has also accrued an additional EUR$500 per the terms of the shareholders agreement. Once remitted, the Company’s interest will increase to 51% (see Note 32). The carrying value of HEXO MED as at July 31, 2019 is $1,063 (July 31, 2018 - $Nil).

20. Long-term Investments

	Cost July 31, 2018	Fair value July 31, 2018	Investment	Divesture/ Transfer	Subtotal July 31, 2019	Change in fair value	Fair value July 31, 2019
	$	$	$	$	$	$	$
Level 1 Investments
Fire & Flower Inc. common shares	—	—	2,970	(2,493)	477	(477)	—
Fire & Flower Inc. common share purchase warrants[1]	—	—	505	(262)	243	(243)	—
Inner Spirit common shares[1]	—	—	2,850	—	2,850	150	3,000
Level 2 Investments
Inner Spirit common share purchase warrants[1]	—	—	414	—	414	(11)	403
Level 3 Investments
Greentank Technologies[1]	—	—	6,723	—	6,723	(149)	6,574
Neal Brothers Inc. [1]	—	—	4,000	—	4,000	—	4,000
Segra International Corp.	—	100	—	—	100	200	300

Total	—	100	17,462	2,755	14,807	(530)	14,277

[1]	Acquired in the Newstrike acquisition on May 24, 2019 at fair market value

Fire & Flower Inc.

Common Shares

On November 1, 2018, the Company obtained 1,980,000 subscription receipts in the entity F&F for proceeds of $2,970. The subscription receipts converted to common shares of F&F at a 1:1 ratio on February 19, 2019 upon the commencement of trading on the TSX Venture and held an initial fair value of $2,970. On July 25, 2019, the Company liquidated the investment in full resulting in a cash injection net of fees of $2,493. The Level 1 long term investment and associated realized loss as at July 30, 2019, were $Nil and ($477), respectively.

Common Share Purchase Warrants

On May 24, 2019, through the acquisition of Newstrike, the Company obtained 1,000,000 common share purchase warrants in the entity F&F. Each warrant entitles the Company to a common share at a ratio of 1:1. The warrants held an initial fair value of $505. The investment was fair valued through the Black Scholes-Merton model at $243 and disposed of as at July 30, 2019. The Company realized a loss of ($243) as at July 30, 2019 based upon the following assumptions and inputs:

•	market price of $1.33;

•	expected life of 0.70 year;

•	$Nil dividends;

•	100% volatility based upon comparative market indicators and historical data;

•	risk free interest rate of 1.46%.

Inner Spirit Holding Inc.

Common Shares

On May 24, 2019, through the acquisition of Newstrike, the Company obtained 15,000,000 common shares in the entity Inner Spirit Holdings Inc. which held a fair value of $2,850. The investment held an unrealized gain of $150 as at July 31, 2019 based upon the market price of $0.20 per common share.

Common Share Purchase Warrants

On May 24, 2019, through the acquisition of Newstrike, the Company obtained 7,500,000 common share purchase warrants in the entity Inner Spirit Holdings Inc. Each warrant entitles the Company to a common share at a ratio of 1:1. The warrants held an initial fair value of $414. The investment was fair valued through the Black Scholes-Merton model and held an unrealized loss of ($11) as at July 31, 2019 based upon the following assumptions and inputs:

•	market price of $0.20;

•	expected life of 1.00 year;

•	$Nil dividends;

•	100% volatility based upon comparative market indicators and historical data;

•	risk free interest rate of 1.48%.

Greentank Technologies.

On February 22, 2019, Newstrike acquired 1,953,125 preferred shares of Greentank Technologies for cash consideration of $6,622 (USD$5,000). The investment is strategic and long term in nature. The investments initial fair value upon the acquisition of Newstrike was $6,723 and is measured through fair value through profit and loss. The fair value was established using the information from a recent financing which demonstrates the same underlying preferred share value as the original investment consideration. During the stub period ended July 31, 2019, there was a decrease in fair value of $149 due to a reduction of CAD/USD rate (July 31, 2018 - $Nil). A variance of 5% to the underlying preferred share price would result in a change of $331 to the investments fair value.

Neal Brothers Inc.

The Company also acquired 19.9% of the shares of Neal Brothers Inc. through the acquisition of Newstrike on May 24, 2019. The Company holds no board seat. The initial investment was for cash consideration of $5,604. The Company has measured these investments at fair value upon the date of acquisition which was determined to be $4,000. During the stub period ended July 31, 2019, there was no change in fair value (July 31, 2018 - $Nil). A variance of 5% to the underlying investment would result in a change of $200 to the investments fair value.

Segra International Corp.

The Company holds 400,000 shares in the private entity Segra International Corp. The investment represents a strategic long term investment in the cannabis micropropogation entity. The initial investment was made for $0.25 per share. The Company has measured this investment to its fair value of $0.75 per share which totalled $300 as at July 31, 2019 (July 31, 2018 – $100). The fair value measurement was based upon the most recent financing information and the associated unrealized gain of $200 (July 31, 2018 - $Nil) was recorded through profit and loss. A variance of 5% to the underlying share price would result in a nominal change to the investments fair value.

21. Related Party Disclosure

Key Management Personnel Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors, and they control approximately 6.15% of the outstanding shares of the Company as at July 31, 2019 (July 31, 2018 – 8.77%).

Compensation provided to key management during the period was as follows:

For the years ended	July 31, 2019	July 31, 2018
Salary and/or consulting fees	$3,550	$1,969
Bonus compensation	481	275
Stock-based compensation	16,235	3,836

Total	$20,266	$6,080

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Unless otherwise stated the below granted stock options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.

On July 26, 2019, the Company granted certain of its executives a total 250,000 stock options with an exercise price of $5.88

On July 18, 2019, the Company granted certain of its executives a total 650,000 stock options with an exercise price of $6.54.

On March 20, 2019, the Company granted certain of its executives a total 325,000 stock options with an exercise price of $8.50.

On February 21, 2019, the Company granted the CEO 3,333,333 stock options with an exercise price of $7.46. Additional to the standard vesting terms as defined in Note 11, is an achievement condition in which vesting may only occur once a volume weighted average trading price of $10 or greater is achieved for a 20-day period prior to a vesting date. All unvested options will carry over and vest if the condition is met at a future vesting date.

On February 19, 2019, the Company granted certain of its executives a total 615,000 stock options with an exercise price of $7.13.

On December 17, 2018, the Company granted certain of its executives a total 74,000 stock options with an exercise price of $5.09. Of which, 54,000 stock options will fully vest at the 6-month anniversary of the grant date.

On September 17, 2018, the Company granted certain executives of the Company a total of 650,000 stock options with an exercise price of $7.93.

On July 11, 2018, the Company granted certain directors and executives of the Company a total of 4,325,000 stock options with an exercise price of $4.89. Within the grant there exist 350,000 stock option which fully vest on April 30, 2019.

On April 16, 2018, the Company granted certain directors and executives of the Company a total of 845,000 stock options with an exercise price of $4.27.

On March 12, 2018, the Company granted certain directors and executives of the Company a total of 325,000 stock options with an exercise price of $3.89.

On December 4, 2017, the Company granted certain directors and executives of the Company a total of 1,750,000 stock options with an exercise price of $2.69, of which half of the options will vest immediately, and the balance will vest annually over three years thereafter with the exception of 75,000 stock options which vest in full by April 30, 2019.

On November 6, 2017, the Company granted certain directors of the Company a total of 125,000 stock options with an exercise price of $2.48.

On September 8, 2017, the Company granted certain executives of the Company a total of 650,000 stock options with an exercise price of $1.37.

The Company loaned $20,279 on September 7, 2018, to the related party BCI to be used in the purchase of a facility in Belleville, Ontario and was repaid in full during the third quarter of fiscal 2019.

22. Capital Management (Restated – see note 34)

The Company’s objective is to maintain sufficient capital so as to maintain investor, creditor and customer confidence and to sustain future development of the business and provide the ability to continue as a going concern. Management defines capital as the Company’s shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management. The Company has not paid any dividends to its shareholders. The Company is not subject to any externally imposed capital requirements.

As at July 31, 2019 total managed capital was comprised of shareholders’ equity of $788,712 (July 31, 2018 – $322,873). There were no changes in the Company’s approach to capital management during the period.

23. Commitments and Contingencies

COMMITMENTS

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts.

Some of these contracts have optional renewal terms that the Company may exercise at its option. The annual minimum payments payable under these obligations over the next five years is as follows:

2020	$93,647
2021	7,332
2022	5,804
2023	5,259
2024	4,970
Thereafter	75,218

$192,230

Inclusive of the commitments balance is $99,652 related to the Belleville Complex Inc 20-year anchor tenant agreement ending September 7, 2038 (Note 17) and additional lease commitments amounting to $2,089.

The following table summarizes the Company’s proportionate share of the annual minimum payments and commitments held by its investment in associate and joint ventures.

2020	$26,962
2021	1,794
2022	26
2023	26
2024	27

$28,835

Letter of Credit

On June 28, 2018, the Company executed a letter of credit with a Canadian credit union as required under an agreement with a public utility provider entitling the Company up to a maximum limit of $3,141 subject to certain operational requirements. The letter of credit has a one-year expiry from the date of issuance with an autorenewal feature and was still in effect as at July 31, 2019. The credit facility is secured by a guaranteed investment certificate (“GIC”). As at July 31, 2019, the letter of credit has not been drawn upon (July 31, 2018 – $Nil) and is in compliance with the specified requirements.

Surety Bond

On June 28, 2018, the Company entered into an indemnity agreement to obtain a commercial surety bond with a North American insurance provider entitling the Company up to a maximum of $2,000. The bond bears a premium at 0.1% annually. The Company obtained the surety bond as required under the Canada Revenue Agency’s excise tax laws for the transporting of commercial goods throughout Canada.

CONTINGENCIES

The Company may be, from time to time, subject to various administrative and other legal proceedings arising in the ordinary course of business. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated.

24. Fair Value of Financial Instruments

The carrying values of the financial instruments as at July 31, 2019 are summarized in the following table:

	Note	Amortized costs	Financial assets designated as FVTPL	Financial liabilities designated as FVTPL	Total
		$	$	$	$
Assets
Cash and cash equivalents	4	—	113,568	—	113,568
Restricted cash	5	—	22,350	—	22,350
Short-term investments	4	—	25,937	—	25,937
Trade receivables		19,693	—	—	19,693
Commodity taxes recoverable and other receivables	6	15,247	—	—	15,247
Convertible debenture receivable	15	—	13,354	—	13,354
Long term investments	20	—	14,277	—	14,277

Liabilities		$	$	$	$
Accounts payable and accrued liabilities		45,581	—	—	45,581
Warrant liability	12	—	—	493	493
Deferred rent liability		946	—	—	946
Term loan	16	33,374	—	—	33,374

The carrying values of trade receivables, accounts payable, accrued liabilities and the term loan approximate their fair values due to their relatively short periods to maturity.

The carrying values of the financial instruments as at July 31, 2018 are summarized in the following table:

	Note	Amortized costs	Financial assets designated as FVTPL	Financial liabilities designated as FVTPL	Total
		$	$	$	$
Assets
Cash and cash equivalents	4, 26	—	99,042	—	99,042
Short-term investments	4, 26	—	145,747	—	145,747
Trade receivables		644	—	—	644
Commodity taxes recoverable and other receivables	6	4,237	—	—	4,237
Convertible debenture receivable	15	—	10,000	—	10,000

Liabilities		$	$	$	$
Accounts payable and accrued liabilities		8,995	—	—	8,995
Warrant liability	12	—	—	3,130	3,130

25. Ancillary Revenue

Ancillary revenues are those sales outside of the primary business of the Company as outlined in Note 1. During the year ended July 31, 2019 the Company realized net revenues of $199 (July 31, 2018 – $Nil) related to management fees.

26. Comparative Amounts

The Company has identified no errors or required changes to the comparative period’s information.

27. License and Prepaid Royalty – HIP

On May 24, 2019, through the acquisition of Newstrike, the Company inherited a royalty agreement with the Tragically Hip (the “Hip Agreement”) with an effective date of January 12, 2017, expiring after five years with an option of renewal for a two-year period.

Newstrike’s initial consideration was 3,000,000 common shares with an initial fair value of $2,655 and an ongoing royalty of 2.5% of revenues of cannabis products sold by the Company inspired by the Tragically Hip. The issuance of the 3,000,000 common shares includes a payment of 1,000,000 common shares that will be applied against future royalties’ payable. The fair value of the license and prepaid asset as at the acquisition date of May 24, 2019 was $926 and $600, respectively.

During the stub period ended July 31, 2019, the Company recorded amortization of $59 using the straight-line method over a five-year term from the effective date of the License, and $58 was drawn down on the prepaid royalty.

	July 31, 2019	July 31, 2018
License — HIP, net of amortization	$867	$—
Prepaid Royalty — HIP	542	—

License and prepaid royalty — HIP	$1,409	$—

28. Non-Controlling Interest

The following table summarizes the information relating to the Company’s subsidiary Neal Up Brands Inc., before intercompany eliminations.

	July 31, 2019	July 31, 2018
Current assets	$2,500	$—
Non-current assets	—	—
Current liabilities	—	—
Non-current liabilities	—	—

Net assets	2,500	—

Non-controlling interest (%)	40%

Non-controlling interest	$1,000	$—

29. Income Taxes (Restated)

Income tax expense recognized in comprehensive loss consists of the following components:

	July 31, 2019	July 31, 2018
Current tax for the year	$—	$—
Adjustments of previous years	—	—

Total	$—	$—

Components of deferred income tax expense (recovery):

	July 31, 2019	July 31, 2018
Origination and reversal of temporary differences	$(13,007)	$(6,780)
Difference between statutory tax rate and deferred tax rate	172	(7)
Change in temporary difference for which no deferred tax assets are recorded	(5,377)	6,787

Deferred income tax recovery	$(18,213)	$—

The Company’s expected tax rate is different from the combined federal and provincial income tax rate in Canada. These differences result from the following elements:

	July 31, 2019	July 31, 2018
Expected tax rate	26.64%	26.9%

Earnings before income taxes	$(87,281)	$(23,350)
Expected tax benefit resulting from loss	(23,252)	(6,281)
Adjustments for the following items:
Tax rate differences	172	(7)
Permanent differences	9,973	3,095
Change in temporary differences for which no tax assets are recorded	(5,770)	2,401
True up and other	664	792

	$(18,213)	$—

The following is a reconciliation of the deferred tax assets and liabilities recognized by the Company:

	Opening August 1, 2018	Recognized in income	Recognized in goodwill	Ending July 31, 2019
	$	$	$	$
Taxable temporary differences	(117)	7,195	(200)	6,858
Biological assets	(458)	(764)	(292)	(1,514)
Inventory	(1,432)	(930)	(559)	(2,920)
Loss carryforward	2,007	14,058	7,304	23,369
Share issue costs	—	(1,003)	1,724	721
Intangible assets	—	(344)	(32,193)	(32,537)

Net deferred tax asset (liability)	—	18,212	(24,236)	(6,023)

	Opening August	Recognized in Income	Recognized in Equity/OCI	Ending July 31, 2018
	$	$	$	$
Deferred tax assets	813	—	(813)	—
Taxable temporary differences	—	(117)	—	(117)
Biological assets	—	(458)	—	(458)
Inventory	—	(1,432)	—	(1,432)
Loss carryforward	—	2,007	—	2,007
Revaluation of financial instruments—Equity	(813)	—	813	—

Net deferred tax asset (liability)	—	—	—	—

Deferred income taxes reflect the impact of loss carryforwards and of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. At July 31, 2019 deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	July 31, 2019	July 31, 2018
	$	$
Losses carried forward	5,898	20,672
Research and development expenditures	266	266
Fixed Assets	—	—
Share issue costs	8,612	13,352

	14,776	34,289

The Company has approximated non-capital losses available to reduce future years’ federal and provincial taxable income which expires as follows:

$
2024	187
2025	199
2026	279
2027	236
2028	257
2029	205
2030	172
2031	338
2032	726
2033	384
2034	1,495
2035	3,774
2036	6,165
2037	10,836
2038	30,812
2039	52,910

108,975

30. Loss on Investment

During the fiscal year ended July 31, 2018, the Company realized a loss on investment activities in the amount of $650. The Company continues to take legal action to recover the loss.

31. Gross Revenue

Year ended	July 31, 2019	July 31, 2018
	$	$
Gross Cannabis Revenue
Retail	53,590	—
Medical	5,288	4,934
Wholesale	378	—

Total gross revenue from sale of goods	59,256	4,934

Gross revenue is inclusive of sales returns and recoveries. During the fiscal year ended July 31, 2019, the Company incurred $6,718 (July 31, 2018 - $Nil) of sales provisions for returns and price concessions.

32. Segmented Information

The Company operates in one operating segment. All property, plant and equipment and intangible assets are located in Canada.

33. Subsequent Events

Amalgamation of Subsidiaries

On August 1, 2019, the Company completed the amalgamation of the subsidiaries 8980268 Canada Inc and Newstrike Brands Ltd into HEXO Operations Inc. The resulting entity retained the name HEXO Corp.

Letter of Credit

On August 2, 2019, the Company amended the letter of credit (Note 23) that was issued in favor of a public utility provider. The amount of the letter was reduced to $2,581 from $3,142. This amended letter is secured against the company’s revolving loan and no longer secured by a GIC.

Increased Ownership in HEXO MED

On September 24, 2019, the Company increased its ownership in its European based joint venture HEXO MED from 33.3% to 51% which an additional capital injection of $729.

$70 Million Private Placement

On October 23, 2019, the Company announced it has entered into subscription agreements with a group of investors pursuant to which the investors have agreed to purchase, on a private placement basis, $70,001 principal amount of 8.0% unsecured debentures of the Company (the “Debentures”).

The Debentures will bear interest from the date of closing at 8.0% per annum payable quarterly and will mature on the date which is three years from issuance. Following the date, which is one year from issuance, the Debentures will be convertible at the option of the holder into common shares of the Company at any time prior to maturity at a conversion price of $3.16 per share (the “Conversion Price”), subject to adjustment in certain events.

Beginning on the date which is one year from issuance, the Company may force the conversion of all of the principal amount of the then outstanding Debentures at the Conversion Price on not less than 30 days’ notice should the daily volume weighted average trading price of the common shares of the Company be greater than $7.50 for any 15 consecutive trading days.

At any time on or before the date which is one year from issuance, the Company may repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest.

Upon any repayment of the principal amount of the Debentures, the Company shall have the right to satisfy the repayment of the principal amount, together with all accrued and unpaid interest thereon, through the conversion of such amounts into common shares of the Company at the Conversion Price.

Upon a change of control of the Company, holders of the Debentures will have the right to require the Company to repurchase their Debentures, in whole or in part, on the date that is 30 days following the giving of notice of the change of control, at a price equal to 115% of the principal amount of the Convertible Debentures then outstanding plus accrued and unpaid interest thereon (the “Offer Price”). If 90% or more of the principal amount of the Convertible Debentures outstanding on the date of the notice of the change of control have been tendered for redemption, the Company will have the right to redeem all of the remaining Debentures at the Offer Price.

The Debentures and any common shares of the Company issuable upon conversion thereof will be subject to a statutory hold period lasting four months and one day following the closing date.

The Company intends to use the net proceeds of the private placement for working capital and general corporate purposes.

Closing of the Offering is expected to occur on or about November 15, 2019. The private placement is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approvals of the Toronto Stock Exchange and the New York Stock Exchange.

34. Correction of Errors

Subsequent to the original issuance of these consolidated financial statements, management determined that the Company determined that the deferred tax liability was overstated as at July 31, 2019, as it was not offset by a deferred tax asset relating to a tax loss generated in one subsidiary against a deferred tax liability generated by a separate subsidiary. Due to the two tax positions existing in two separate entities, the Company’s original position was that they could not be offset or reduce one another. The applicable subsidiaries were amalgamated on August 1, 2019. The correction of this error resulted in a reduction of the deferred tax liability and deficit, by $14,373, as at July 31, 2019. Additionally, net loss for the year ended July 31, 2019 was overstated by $14,373. These corrections are noted in the ‘Corrections’ column in the following tables.

As guided under IAS 12.67, the Company has netted the applicable portion of the deferred tax liability against the deferred tax asset resulting in the stated correction of this error in the following tables.

In assessing the financial impact of subsequent events, the Company also determined additional write-down of its cannabis trim based inventory based on the estimated fair market value due to new and available third party information resulting in an increased impairment loss on inventory of $2,417. These corrections are noted in the ‘Adjustments’ column in the following tables.

Line items on the restated consolidated statement of financial position at:

		July 31, 2019
	Previously reported	Correction	Adjustments	As restated
	$	$	$	$
ASSETS
Inventory	86,271	—	(2,417)	83,854
Current assets	314,553	—	(2,417)	312,136
Total Assets	881,040	—	(2,417)	878,623
LIABILITIES
Deferred tax liability	20,396	(14,373)	—	6,023
Total Liabilities	104,284	(14,373)	—	89,911
SHAREHOLDER’S EQUITY
Deficit	(124,698)	14,373	(2,417)	(112,742)
Total shareholder’s equity	776,756	14,373	(2,417)	788,712

Line items on the restated consolidated statement of loss and comprehensive loss at:

Fiscal year ended		July 31, 2019
	Previously reported	Correction	Adjustments	As restated
	$	$	$	$
Impairment loss on inventory	16,918	—	2,417	19,335
Gross margin	26,925	—	(2,417)	(24,508)
Loss from operations	(84,557)	—	(2,417)	(86,947)
Net loss and comprehensive loss attributable to shareholders before tax recovery	(85,404)	—	(2,417)	(87,821)
Tax recovery	3,840	14,373	—	18,213

Total net loss	(81,564)	14,373	(2,417)	(69,608)

Total net loss per share, basic and diluted	(0.38)	0.06	(0.01)	(0.33)

Line items on the restated consolidated statement of changes in shareholder’s equity at:

		July 31, 2019
	Previously reported	Correction	Adjustments	As restated
	$	$	$	$
Total net loss	(81,564)	14,373	(2,417)	(69,608)
Deficit as at July 31, 2019	(124,698)	14,373	(2,417)	(112,742)
Shareholder’s equity as at July 31, 2019	776,756	14,373	(2,417)	788,712

Line items on the restated consolidated statements of cash flows at:

		July 31, 2019
	Previously reported	Correction	Adjustments	As restated
	$	$	$	$
OPERATING ACTIVITIES
Total net loss	(81,564)	14,373	(2,417)	(69,608)
Tax recoveries	(3,840)	(14,373)	—	(18,213)
Impairment loss on inventory	16,918	—	2,417	19,335
Total operating activities	(124,706)	—	—	(124,706)

There has been no impact to the July 31, 2018 consolidated financial statements or any other financial statements and as such no opening balance sheet has been presented.